UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

La Jolla Pharmaceutical Company

(Name of Subject Company)

La Jolla Pharmaceutical Company

(Name of Person Filing Statement)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

503459604

(CUSIP Number of Class of Securities)

Larry Edwards

Director, President and Chief Executive Officer

La Jolla Pharmaceutical Company

201 Jones Road, Suite 400

Waltham, Massachusetts 02451

(617) 715-3600

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Ryan A. Murr

Branden C. Berns

Gibson, Dunn & Crutcher LLP

555 Mission Street, Suite 3000

San Francisco, California 94105

(415) 393-8200

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

i

ITEM 1. SUBJECT COMPANY INFORMATION

Name and Address.

The name to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with any exhibits and annexes attached hereto, as it may be amended or supplemented, this “Schedule 14D-9”) relates is La Jolla Pharmaceutical Company, a Delaware corporation (“La Jolla”). The address of La Jolla’s principal executive office is 201 Jones Road, Suite 400, Waltham, Massachusetts 02451. The telephone number of La Jolla’s principal executive office is (617) 715-3600.

Securities.

The title of the class of equity securities to which this Schedule 14D-9 relates is La Jolla’s common stock, par value $0.0001 per share (“Common Stock”). As of the close of business on July 21, 2022, there were 24,926,469 shares of Common Stock issued and outstanding.

ITEM 2. IDENTITY AND BACKGROUND OF FILING PERSON

Name and Address.

The name, business address and business telephone number of La Jolla, which is both the person filing this Schedule 14D-9 and the subject company, are set forth above in Item 1 under the heading “Subject Company Information—Name and Address.”

Tender Offer.

This Schedule 14D-9 relates to a tender offer by Innoviva Acquisition Sub, Inc., a Delaware corporation (“Purchaser”), a wholly owned subsidiary of Innoviva, Inc., a Delaware corporation (“Parent” or “Innoviva”), to purchase all of the issued and outstanding shares of Common Stock (the “Shares” or “La Jolla Common Stock”) of La Jolla for $6.23 per Share, net to the seller in cash, without interest (the “Offer Price”), upon the terms and subject to the conditions as set forth in the Offer to Purchase, dated July 25, 2022 (as amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (as amended or supplemental from time to time, the “Letter of Transmittal,” which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, constitute the “Offer”).

The Offer is described in a Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, the “Schedule TO”) filed by Parent and Purchaser with the Securities and Exchange Commission (the “SEC”) on July 25, 2022. The Offer to Purchase and Letter of Transmittal are filed as Exhibits (a)(1)(A) and (a)(1)(B), respectively, hereto and are incorporated by reference herein.

The Offer is being made pursuant to an Agreement and Plan of Merger (as it may be amended or supplemented, the “Merger Agreement”), dated as of July 10, 2022, by and among La Jolla, Purchaser and Parent, pursuant to which, among other matters, after the completion of the Offer, the satisfaction or waiver of certain conditions set forth in the Merger Agreement and in accordance with the General Corporation Law of the State of Delaware, as amended (the “DGCL”), Purchaser will merge with and into La Jolla (the “Merger” and together with the Offer and the other transactions contemplated by the Merger Agreement, the “Transactions”), with La Jolla continuing as the surviving corporation in the Merger (the “Surviving Corporation”) and as a wholly owned subsidiary of Parent, without a meeting or vote of the stockholders of La Jolla. A copy of the Merger Agreement is filed as Exhibit (e)(1) hereto and is incorporated herein by reference. The Merger will be governed by Section 251(h) of the DGCL, which generally provides that, following consummation of a successful tender offer for a public corporation, and subject to certain statutory provisions, if the acquiring corporation owns, or has irrevocably accepted for purchase pursuant to such offer (and which has been received by the depository prior to the expiration of such offer), at least the amount of shares of each class of stock of the target corporation that would otherwise be required to adopt a merger agreement for the target corporation, and the other stockholders receive the same consideration for their stock in the merger as was payable in the tender offer, the acquiring corporation can effect a merger without the action of the other stockholders of the target corporation. Accordingly, if Purchaser consummates the Offer, the Merger Agreement contemplates that the parties will effect the closing of the Merger without a vote of the stockholders of La Jolla in accordance with Section 251(h) of the DGCL.

Pursuant to the terms of the Merger Agreement, as of immediately prior to the Effective Time of the Merger (as defined in the Merger Agreement), by virtue of the Merger and without any action on the part of the Parent, Purchaser, La Jolla or any stockholder of La Jolla: (i) any shares of La Jolla Common Stock and shares of La Jolla’s Series C-12 convertible preferred stock (“Series C Preferred Stock”) owned by La Jolla or any direct or indirect wholly owned subsidiary of La Jolla as of immediately prior to the Effective Time (or held in the treasury of La Jolla) will be cancelled and retired and shall cease to exist, and no consideration shall be delivered in exchange therefor; (ii) any shares of La Jolla Common Stock or Series C Preferred Stock held by Parent, Purchaser or any other direct or indirect wholly owned subsidiary of Parent as of immediately prior to the Effective Time will be canceled without any conversion thereof and no consideration will be delivered in exchange therefor; (iii) except as provided in clauses “(i)” and “(ii)” above: (A) each Share outstanding immediately prior to the Effective Time (other than any holders of La Jolla Common Stock who are entitled to and who properly exercise appraisal rights under Delaware law ) will be converted into the right to receive the Offer Price; and (B) each share of Series C Preferred Stock outstanding immediately prior to the Effective Time (other than any holders of Series C Preferred Stock who are entitled to and who properly exercise appraisal rights under Delaware law) will be converted into the right to receive a cash sum equal to 1,724.04 times the Offer Price (the “Series C Preferred Stock Merger Consideration”); and (iv) each share of common stock, $0.01 par value per share, of Purchaser outstanding immediately prior to the Effective Time will be converted into one share of Common Stock of La Jolla. Each share of Series C Preferred Stock is currently convertible into 1,724.04 shares of Common Stock. Accordingly, the Series C Preferred Stock Merger Consideration is equivalent to the as-converted-to-common value of such shares.

In addition, prior to the Effective Time, La Jolla will cause all options to purchase shares of La Jolla Common Stock (“La Jolla Options”) from La Jolla (whether granted by La Jolla pursuant to La Jolla’s 2013 Equity Incentive Plan (the “La Jolla Option Plan”), assumed by La Jolla or otherwise), whether vested or unvested, to be terminated and cancelled as of the Effective Time, and each La Jolla Option (whether vested or unvested) will be converted into, and represent only, the right of the holder thereof to receive an amount in cash, without interest, equal to the excess, if any, of the Offer Price over the exercise price per share thereof (the “Option Merger Consideration”). At the Effective Time, Parent may (if Parent determines that it desires to do so) assume the La Jolla Option Plan and prior to the Effective Time, La Jolla will take all action to terminate La Jolla’s 2018 Employee Stock Purchase Plan (the “La Jolla ESPP”) in accordance with the La Jolla ESPP with any payroll deductions accumulated through the date of such La Jolla ESPP termination being returned to the plan participants and with no shares of La Jolla Common Stock being purchased under the La Jolla ESPP after the date the Merger Agreement was signed. The La Jolla ESPP was suspended on July 10, 2022, and will be terminated subject to the consummation of the transactions contemplated by the Merger Agreement.

The obligation of Purchaser to purchase Shares validly tendered pursuant to the Offer and not validly withdrawn prior to the expiration of the Offer is subject to the satisfaction or waiver of a number of conditions set forth in the Merger Agreement, including: (i) that the number of Shares validly tendered and not validly withdrawn, together with any Shares beneficially owned by Parent or any subsidiary of Parent, equals at least one Share more than 50% of all Shares outstanding immediately prior to the expiration of the Offer; (ii) the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (the “HSR Act”) in respect of the transactions contemplated by the Merger Agreement have expired or been terminated and the absence of any injunction or legal restraint which has the effect of prohibiting the consummation of the Offer or making the Offer or the Merger illegal; (iii) since the date of the Merger Agreement, there has not occurred any Company Material Adverse Effect (as defined in the Merger Agreement); (iv) material compliance by La Jolla with its covenants under the Merger Agreement; (v) the accuracy of representations and warranties made by La Jolla in the Merger Agreement (generally subject to a Material Adverse Effect standard, except for the Company

Designated Representations and the Company Capitalization Representations (both as defined in the Merger Agreement)) as of the expiration of the Offer; (vi) the absence of any legal proceeding in which a governmental body is a party challenging the Offer or the Merger; and (vii) other customary conditions (collectively, the “Offer Conditions”). The obligations of Parent and Purchaser to consummate the Offer and the Merger under the Merger Agreement are not subject to a financing condition.

The Offer will initially expire at one minute after 11:59 p.m. Eastern Time on the date that is twenty (20) business days (as calculated in accordance with Rule 14d-1(g)(3) under the Exchange Act) following the commencement of the Offer (the “Initial Expiration Time”) or, in the event the Initial Expiration Time has been extended pursuant to and in accordance with the Merger Agreement, the date and time to which the Offer has been so extended (the Initial Expiration Time, or such later time to which the Initial Expiration Time has been so extended, the “Expiration Time”). The expiration date may be extended under the following circumstances: (i) if, as of the then-scheduled expiration time, any Offer Condition is not satisfied and has not been waived by Purchaser or Parent, to the extent waivable, Purchaser may, in its discretion (and without the consent of La Jolla or any other person), extend the Offer for additional periods of up to ten (10) business days per extension, to permit such Offer Condition to be satisfied; and (ii) if, as of the then-schedule expiration time, any Offer Condition is not satisfied and has not been waived by Purchaser or Parent, to the extent waivable, at the request of La Jolla, Purchaser will, and Parent will cause Purchaser to, extend the Offer for one (1) additional period of up to ten (10) business days (or such other period as the parties may agree), to permit such Offer Condition to be satisfied. In no event will Parent or Purchaser: (i) be required to extend the Offer beyond the earlier to occur of the valid termination of the Merger Agreement and October 9, 2022 (such earlier occurrence, the “Extension Deadline”); or (ii) be permitted to extend the Offer beyond the Extension Deadline without the prior written consent of La Jolla.

Parent has formed Purchaser for the purpose of effecting the Offer and the Merger. As set forth in the Schedule TO, the address of Parent and Purchaser is 1350 Old Bayshore Highway Suite 400, Burlingame, CA. The telephone number of each of Parent and Purchaser is (650) 238-9600.

La Jolla has made information relating to the Offer available online at www.lajollapharmaceutical.com and La Jolla has filed this Schedule 14D-9, and Parent and Purchaser have filed the Schedule TO, with the SEC, and these documents are available free of charge at the website maintained by the SEC at www.sec.gov.

ITEM 3.	PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

Except as set forth or incorporated by reference in this Schedule 14D-9, to the knowledge of La Jolla, as of the date hereof, there are no material agreements, arrangements or understandings, or any actual or potential conflicts of interest between La Jolla or its affiliates, on the one hand, and: (i) its executive officers, directors or affiliates; or (ii) Parent, Purchaser or their respective executive officers, directors or affiliates, on the other hand. The board of directors of La Jolla (the “La Jolla Board”) was aware of the agreements and arrangements described in this Item 3 during its deliberations of the merits of the Merger Agreement and in determining to make the recommendation set forth in this Schedule 14D-9.

Arrangements with Parent and Purchaser and Their Affiliates

Merger Agreement

On July 10, 2022, La Jolla, Parent and Purchaser entered into the Merger Agreement. The summary of the material provisions of the Merger Agreement contained in Section 11 of the Offer to Purchase and the description of the conditions of the Offer contained in Section 16 of the Offer to Purchase are incorporated herein by reference. Such summary and description are qualified in their entirety by reference to the full text of the Merger Agreement.

The Merger Agreement governs the contractual rights among La Jolla, Parent and Purchaser in relation to the Offer and the Merger. The Merger Agreement has been included as an exhibit to this Schedule 14D-9 to provide

La Jolla’s stockholders with information regarding the terms of the Merger Agreement. The Merger Agreement contains representations and warranties made by La Jolla to Parent and Purchaser and representations and warranties made by Parent and Purchaser to La Jolla. Neither the inclusion of the Merger Agreement nor the summary of the Merger Agreement is intended to modify or supplement any factual disclosures about La Jolla, Parent or Purchaser in La Jolla’s public reports filed with the SEC. In particular, the assertions embodied in these representations and warranties are qualified by information in a confidential disclosure schedule provided by La Jolla to Parent and Purchaser in connection with the signing of the Merger Agreement. This disclosure schedule contains information that modifies, qualifies and creates exceptions to the representations and warranties set forth in the Merger Agreement. In addition, the representations and warranties in the Merger Agreement were negotiated with the principal purpose of allocating risk among La Jolla, Parent and Purchaser, rather than establishing matters of fact. Additionally, such representations and warranties may also be subject to a contractual standard of materiality that is different from what may be viewed as material by holders of Shares or from the standard of materiality generally applicable to reports or documents filed with the SEC. Accordingly, the representations and warranties in the Merger Agreement may not constitute the actual state of facts about La Jolla, Parent or Purchaser. La Jolla’s stockholders and investors are not third-party beneficiaries of the Merger Agreement, (except with respect to: (i) the right of Indemnified Persons (as defined below in Item 3 under the heading “Indemnification; Directors’ and Officers’ Insurance”) to indemnification and other rights described in the Merger Agreement; and (ii) from and after the time at which Purchaser irrevocably accepts for purchase (the “Acceptance Time”) all Shares validly tendered and not validly withdrawn pursuant to the Offer and the Effective Time (as applicable), the right of holders of Shares to receive the Offer Price, the right of holders of La Jolla Options to receive the Option Merger Consideration and the right of holders of Series C Preferred Stock to receive the Series C Preferred Stock Merger Consideration), and should not rely on the representations, warranties or covenants or any descriptions thereof as characterizations of the actual state of facts or conditions of La Jolla, Parent, Purchaser or any of their respective subsidiaries or affiliates. Information concerning the subject matter of such representations, warranties and covenants, which do not purport to be accurate as of the date of this Schedule 14D-9, may have changed since the date of the Merger Agreement, which subsequent information may or may not be fully reflected in La Jolla’s or Parent’s public disclosure.

The summary of the material terms of the Merger Agreement and the descriptions of the conditions to the Offer contained in the Offer to Purchase and incorporated herein by reference do not purport to be complete and are qualified in their entirety by reference to the full text of the Merger Agreement, which is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

Support Agreement

Concurrently with the execution and delivery of the Merger Agreement, certain equity holders of La Jolla, and collectively beneficially owning approximately 40% of the outstanding voting power of La Jolla, (each a “Supporting Stockholder”) entered into a Support Agreement (the “Support Agreement”) with Parent and Purchaser, pursuant to which each Supporting Stockholder agreed, among other things, to validly and irrevocably tender or cause to be validly and irrevocable tendered in the Offer all of such Supporting Stockholder’s Shares pursuant to and in accordance with the terms of the Offer, which Shares represent in the aggregate approximately 40% of the outstanding voting power of La Jolla as of July 15, 2022, and, subject to certain exceptions, not to transfer any of the Shares that are subject to the Support Agreement. Each Supporting Stockholder, except as noted in the immediately following sentence, agreed that it will, no later than five (5) business days after the commencement of the Offer (or in the case of any Shares acquired by such Supporting Stockholder subsequent to such fifth (5th) Business Day, as promptly as practicable after the acquisition of such shares or receipt of the Offer Documents, as the case may be): (a) deliver or cause to be delivered pursuant to the terms of the Offer: (i) a letter of transmittal with respect to all of such Supporting Stockholder’s Shares complying with the terms of the Offer; (ii) a certificate representing all such Shares that are certificated or, in the case of a book entry Share, written instructions to such Supporting Stockholder’s broker, dealer or other nominee that such Shares be tendered; and (iii) all other documents or instruments that Parent or Purchaser may reasonably require or request in order to effect the valid tender of such Supporting Stockholder’s Shares in accordance with the terms of the

Offer; and (b) instruct such Supporting Stockholder’s broker or such other person that is the holder of record of any Shares beneficially owned by the Supporting Stockholder to tender such Shares free and clear of all Encumbrances (as defined in the Support Agreement) other than Permitted Encumbrances (as defined in the Support Agreement) in accordance with the Support Agreement and the terms of the Offer. In addition, each Supporting Stockholder agreed, if necessary, to vote such Supporting Stockholder’s Shares: (i) against any offer or proposal (other than a proposal by Parent or Purchaser) for any acquisition of more than 35% of the assets or voting securities of La Jolla and against any other action, agreement or transaction involving La Jolla that would reasonably be expected to cause La Jolla to abandon, terminate or fail to consummate the Offer or the Merger; and (ii) against any liquidation, dissolution, extraordinary dividend or other significant corporate reorganization of La Jolla.

The Support Agreement will terminate automatically, without any notice or other action by any person, upon the first to occur of: (i) the termination of the Merger Agreement in accordance with its terms; (ii) the Effective Time; (iii) any amendment to the Merger Agreement that reduces the amount, or changes the form, of consideration payable to the applicable Supporting Stockholder or otherwise materially and adversely impacts such Supporting Stockholder; (iv) the La Jolla Board (x) withholds, withdraws, qualifies or modifies its recommendation in a manner adverse to Parent or Purchaser, or resolve to or publicly proposes to do so, (y) removes its recommendation from or fails to include its recommendation in the Schedule TO, the Offer and such other documents or (z) approves, recommends or declares advisable any proposal (other than a proposal by Parent or Purchaser) for any acquisition of more than 35% of the assets or voting securities of La Jolla, or publicly proposes to do so; or (v) the mutual written consent of Parent and such Supporting Stockholder.

The foregoing summary and description of the material terms of the Support Agreement do not purport to be complete and are qualified in their entirety by reference to the full text of the Support Agreement, which is filed as Exhibit (e)(2) hereto and are incorporated herein by reference.

Confidentiality Agreement

On March 22, 2022, La Jolla and Parent entered into a confidentiality agreement (the “Confidentiality Agreement”), pursuant to which each party agreed, subject to certain exceptions, to keep confidential nonpublic information about the other party in connection with a possible negotiated transaction. Parent’s and La Jolla’s obligations with respect to any particular item of confidential information under the Confidentiality Agreement remain in effect until March 22, 2025. The Confidentiality Agreement does not include a standstill provision.

The foregoing summary and description of the material terms of the Confidentiality Agreement do not purport to be complete and are qualified in their entirety by reference to the full text of the Confidentiality Agreement, which is filed as Exhibit (e)(3) hereto and is incorporated herein by reference.

Arrangements Between La Jolla and its Executive Officers, Directors and Affiliates

Certain of La Jolla’s executive officers and directors have financial interests in the Transactions that are different from, or in addition to, the interests of holders of Shares generally. The La Jolla Board was aware of these potentially differing interests and considered them, among other matters, in evaluating and negotiating the Merger Agreement and in reaching its decision to approve the Merger Agreement and the Transactions, as more fully discussed below in Item 4 under the heading “The Solicitation or Recommendation—Recommendation of the La Jolla Board.”

For further information with respect to the arrangements between La Jolla and its named executive officers, see the information included in Item 8 under the heading “Additional Information—Golden Parachute Compensation” (which is hereby incorporated into this Item 3 by reference).

La Jolla’s current executive officers are as follows:

Name	Position
Larry Edwards	Director, President and Chief Executive Officer
Michael Hearne	Chief Financial Officer

Consideration Payable for Outstanding Shares Pursuant to the Offer or the Merger

If La Jolla’s executive officers and directors who own Shares tender their Shares for purchase pursuant to the Offer, they will receive the same consideration on the same terms and conditions as the other stockholders of La Jolla. If such executive officers and directors do not tender their Shares for purchase pursuant to the Offer, but the conditions to the Offer are otherwise satisfied or waived in accordance with the terms of the Merger Agreement and the Merger is consummated, such executive officers and directors will also receive, in the Merger, the same consideration for their Shares on the same terms and conditions as the other stockholders of La Jolla. As of July 21, 2022, the executive officers and directors of La Jolla beneficially owned, in the aggregate, 9,982,589 Shares (which, for this purpose, excludes Shares underlying La Jolla Options).

The following table sets forth the number of Shares (which, for this purpose, excludes Shares underlying La Jolla Options) beneficially owned as of July 21, 2022, by each of La Jolla’s executive officers and directors and his or her affiliates and the aggregate cash consideration that would be payable for such Shares pursuant to the Offer based on the Offer Price. Each of these Shares will be entitled to the right to receive $6.23 per share in cash if such Shares are tendered in the Offer or otherwise converted into the right to receive the Offer Price pursuant to the Merger.

Name	Number of Shares (Excluding Options)	Cash Consideration Payable in Respect of Shares
Executive Officers
Larry Edwards	11,969	$74,567
Michael Hearne	10,186	$63,459
Non-Employee Directors
Kevin Tang (1)	9,847,934	$61,352,629
David Ramsay	100,000	$623,000
Craig Johnson	12,000	$74,760
Laura Johnson	500	$3,115
Robert Rosen	—	$—

(1)

Kevin Tang, La Jolla’s Chairman, is the manager of the general partner of Tang Capital Partners, LP (“TCP”). Mr. Tang has a pecuniary interest in the shares beneficially held by TCP. Mr. Tang is the beneficial owner of 9,847,934 shares of common stock, which is comprised of: (i) 9,607,934 shares of common stock beneficially owned by TCP; and (ii) 240,000 shares of common stock beneficially owned by the Kevin C. Tang Foundation. The beneficial ownership for Mr. Tang excludes 6,338,139 shares of common stock issuable on conversion of Series C Preferred Stock.

Treatment of Equity Awards in the Transactions

Pursuant to the Merger Agreement, prior to the Effective Time, each La Jolla Option, whether vested or unvested, will be terminated and cancelled immediately prior to the Effective Time in exchange for the right of the holder thereof to receive a lump-sum amount in cash, without interest, equal to the excess, if any, of the Offer Price over the exercise price per share thereof, net of any taxes.

The following table sets forth, as of immediately prior to the Effective Time, assuming the Effective Time occurs on August 22, 2022, and assuming the applicable La Jolla executive officer remains employed by La Jolla as of immediately prior to the Effective Time, the number of La Jolla Options, the aggregate value of the Offer Price.

Name	Number of Options In the Money (Vested or Unvested) as of the Effective Time	Cash Consideration Payable in Respect of La Jolla Options
Executive Officers
Larry Edwards	1,109,263	$2,027,015
Michael Hearne	240,821	$388,612
Non-Employee Directors
Craig Johnson	120,000	$130,020
Laura Johnson	97,500	$127,185
Robert Rosen	84,000	$124,080
David Ramsay	72,000	$121,200
Kevin Tang(1)	54,000	$81,480

(1)	Excludes 30,000 unvested options awarded on January 12, 2022 with an exercise price of $4.81 for which Mr. Tang has agreed to forgo payment at the Effective Time.

Executive Severance Arrangements

Larry Edwards

In connection with his appointment as President and Chief Executive Officer in July 2020, La Jolla entered into an employment arrangement with Mr. Edwards. Mr. Edwards’s employment with La Jolla is for no specified period and constitutes “at-will” employment. As a result, Mr. Edwards is free to terminate his employment at any time, for any reason or for no reason. Similarly, La Jolla is free to terminate his employment at any time, for any reason or for no reason; provided, however, if La Jolla terminates his employment without cause, or if Mr. Edwards terminates his employment for good reason, in each case within 12 months after a change in control event, then: (i) Mr. Edwards will receive as severance pay an amount equal to 18 months of his then-current base salary payable over an 18-month period; (ii) Mr. Edwards will receive 100% of his then-current annual target bonus payable in a lump sum; and (iii) La Jolla will pay Mr. Edwards for continued medical coverage for up to 18 months following his separation date. These post-employment termination benefits are subject to La Jolla’s standard post-termination terms and conditions.

Michael Hearne

In connection with his appointment as Chief Financial Officer in June 2020, La Jolla entered into an employment arrangement with Mr. Hearne. Mr. Hearne’s employment with La Jolla is for no specified period and constitutes “at-will” employment. Mr. Hearne’s employment arrangement does not provide for severance benefits.

Employee Benefits Matters

Pursuant to the Merger Agreement, Parent has agreed that, for a period commencing on the closing of the Merger and ending on the first anniversary of the closing (the “Continuation Period”), each employee of La Jolla or an affiliate who remains actively employed following the closing of the Merger (each, a “Continuing Employee”) will be provided with: (i) base salary or wage rate, target annual cash bonus opportunities and commission opportunities that, taken together, are no less favorable in the aggregate than those provided by La Jolla immediately prior to the closing of the Merger; and (ii) employee benefits that are comparable in the aggregate to either those provided by La Jolla immediately prior to the closing of the Merger or those provided to similarly-

situated employees of Parent and its subsidiaries from time to time during the Continuation Period. In addition, the Merger Agreement provides that in the event a Continuing Employee’s employment is terminated by Parent or any of its affiliates without cause during the Continuation Period, the Continuing Employee will be entitled to severance benefits that are no less favorable than the severance benefits that would have been provided to the Continuing Employee by La Jolla had such termination occurred immediately prior to the closing of the Merger; provided, that such Continuing Employee may be required to execute a general release of claims in a form provided or approved by Parent in connection with such Continuing Employee’s receipt of any such severance benefits.

Parent has also agreed that to provide each Continuing Employee with service credit under Parent’s employee benefit plans for service prior to the closing of the Merger with La Jolla to the same extent that such service was recognized under a corresponding La Jolla employee benefit plan. In addition, Parent will use commercially reasonable efforts to: (i) waive all limitations as to preexisting conditions, exclusions and waiting periods with respect to participation and coverage requirements applicable to the Continuing Employees under any Parent benefit plan that is a welfare benefit plan in which such Continuing Employees may be eligible to participate after the closing of the Merger, other than preexisting condition limitations, exclusions or waiting periods that are already in effect with respect to such Continuing Employees and that have not been satisfied or waived as of the closing of the Merger under any welfare benefit plan maintained for the Continuing Employees immediately prior to the closing of the Merger; and (ii) provide each Continuing Employee with credit for any co-payments and deductibles paid prior to the closing of the Merger in satisfying any applicable deductible or out-of-pocket requirements under any Parent benefit plan that is a welfare plan in which such Continuing Employees may be eligible to participate after the closing of the Merger.

Future Arrangements

It is possible that Continuing Employees, including the executive officers, will enter into new compensation arrangements with Parent or its affiliates. As of the date of this Schedule 14D-9, no post-closing employment opportunities were negotiated between members of La Jolla and Parent. La Jolla and Parent have not discussed the possibility of members of La Jolla continuing following the closing of the Merger, and any discussions around specific roles or opportunities will be deferred until after the filing of this Schedule 14D-9 and closer to the anticipated timing for closing of the Merger.

Section 16 Matters

La Jolla and the La Jolla Board have taken appropriate action to approve, for the purposes of Section 16(b) of the Exchange Act of 1934, as amended (the “Exchange Act”), the disposition and cancellation (or deemed disposition and cancellation) of Shares and La Jolla Options in the Merger Agreement at the Effective Time by applicable individuals and to cause such dispositions and/or cancellations to be exempt under Rule 16b-3 promulgated under the Exchange Act.

Minority Interest

As previously disclosed in La Jolla’s periodic reports filed under the Securities Exchange Act of 1934, La Jolla has had a non-voting minority interest in a private company (the “minority interest”). The issuer of this minority interest is a contract manufacturer (the “Contract Manufacturer”) and is controlled by certain entities affiliated with La Jolla’s Chairman and principal stockholder. The Contract Manufacturer has previously made periodic distributions of profits to La Jolla, as previously reported in La Jolla’s periodic reports. In the quarter ended June 30, 2022, the Contract Manufacturer paid a distribution to its equity holders, including approximately $4.2 million that was paid to La Jolla. In connection with the change of control of La Jolla contemplated by the Merger Agreement, the Contract Manufacturer exercised its right under applicable governing documents to elect to redeem the minority interest for fair value, resulting in a payment to La Jolla of $6.2 million. The aggregate proceeds of $10.4 million from the minority interest was added to the aggregate consideration payable under the

Merger Agreement. This is also described in Item 4 under the heading “The Solicitation or Recommendation—Background of the Offer and the Merger.”

Indemnification; Directors’ and Officers’ Insurance

Parent has agreed to cause the Surviving Corporation, to the fullest extent permitted by the DGCL, to honor all rights to indemnification, advancement of expenses and exculpation from liabilities existing in favor of the current or former directors or officers of La Jolla or its subsidiaries at or prior to the Acceptance Time (the “Indemnified Persons”) for acts or omissions occurring prior to the Effective Time, as such indemnification provisions are provided for in the certificate of incorporation of La Jolla (“La Jolla Charter”), the Bylaws of La Jolla (“La Jolla Bylaws”) or indemnification agreements between La Jolla and such individuals. Such obligations will survive the Merger and will be honored for a period of six (6) years from the closing date of the Merger. Parent has further agreed that the certificate of incorporation and bylaws (or comparable organizational documents) of the Surviving Corporation and its subsidiaries will contain provisions no less favorable with respect to indemnification, advancement of expenses and exculpation of the Indemnified Persons as presently set forth in the La Jolla Charter, the La Jolla Bylaws or the certificate of incorporation and bylaws of its subsidiaries and Parent has agreed not to amend, repeal or otherwise modified such provisions in any manner that would adversely affect any right thereunder of any Indemnified Persons benefited by such provisions without such person’s prior written consent.

La Jolla will use commercially reasonable efforts to purchase, prior to the Effective Time, a six-year prepaid “tail policy” on terms and conditions (in both amount and scope) providing substantially equivalent benefits as the current policies of directors’ and officers’ liability insurance and fiduciary liability insurance maintained by La Jolla and its subsidiaries with respect to matters arising on or before the Effective Time, covering without limitation the transactions contemplated by the Merger Agreement.

In the event Parent or the Surviving Corporation or any of their respective successors or assigns: (i) consolidates with or merges into any other person and shall not be the continuing or surviving corporation or entity of such consolidation or merger; or (ii) transfers all or substantially all of its properties and assets to any person, then, and in each such case, Parent shall ensure that the successors and assigns of Parent or the Surviving Corporation, as the case may be, will assume the obligations described above.

ITEM 4.	THE SOLICITATION OR RECOMMENDATION

Recommendation of the La Jolla Board

At a meeting of the La Jolla Board held on July 10, 2022, the La Jolla Board unanimously:

•

determined that the Merger Agreement and the Transactions, including the Offer and the Merger, on the terms and subject to the conditions set forth in the Merger Agreement, are advisable and in the best interests of La Jolla and its stockholders and that the Offer, the Merger and the terms and conditions of the Merger Agreement are fair to La Jolla and La Jolla’s stockholders;

•	declared it advisable for La Jolla to enter into the Merger Agreement;

•

approved the execution, delivery and performance by La Jolla of the Merger Agreement and any other agreements and instruments related to the Merger Agreement that are deemed necessary or appropriate by certain executive officers of La Jolla and the consummation of the Transactions;

•	agreed that the Merger would be effected under Section 251(h) of the DGCL; and

•	resolved to recommend that La Jolla’s stockholders tender their Shares to Purchaser pursuant to the Offer.

Accordingly, the La Jolla Board unanimously recommends that La Jolla’s stockholders accept the Offer and tender their Shares to Purchaser pursuant to the Offer.

A joint press release, dated July 11, 2022, issued by La Jolla and Parent announcing the Offer, is included as Exhibit (a)(1)(F) hereto and is incorporated herein by reference.

Background of the Offer and the Merger

The following chronology summarizes the communications and events that led to the signing of the Merger Agreement and the launch of the Offer. This chronology is not, and does not purport to be, a catalogue of every interaction among the La Jolla, Innoviva, the La Jolla Board, the Audit Committee and any other applicable parties.

The La Jolla Board, together with members of the La Jolla management team, regularly reviews and assesses the performance, future growth prospects, business plans and overall strategic direction of La Jolla and considers a variety of strategic alternatives that may be available to La Jolla including continuing to pursue La Jolla’s strategy as a standalone company or pursuing strategic or financing transactions with third parties, in each case, with the goal of maximizing stockholder value.

In July 2020, La Jolla completed its acquisition of Tetraphase Pharmaceuticals, Inc., which provided La Jolla with a second commercial product (XERAVA) in addition to GIAPREZA, which La Jolla started to commercialize in 2018. Subsequent to the Tetraphase acquisition, the La Jolla Board directed management to seek to identify other potential product acquisition opportunities in an effort to diversify product revenue and leverage La Jolla’s existing sales force and commercial cost structure. Because XERAVA and GIAPREZA are administered in the in-patient hospital setting, La Jolla’s management was focused on seeking to identify other in-patient drugs that could be leveraged by La Jolla’s hospital-based sales force.

La Jolla had informal discussions with a number of prospective strategic partners from late 2020 through late 2021. In late 2021, La Jolla entered into confidentiality agreements to discuss the potential to acquire additional assets, including one with a large Japanese pharmaceutical company (Company B) in connection with La Jolla’s potential acquisition of a single asset, as well as with Entasis (subsequently acquired by Innoviva on July 11, 2022) and a private equity fund (Company F) for the potential acquisition of one of its portfolio companies. Notwithstanding these business development efforts, La Jolla was unable to identify commercial hospital-based assets to potentially acquire or in-license at acceptable valuations. However, certain parties (including Company B and Company F) made unsolicited inquiries to explore the possible acquisition of La Jolla or individual assets.

As a result of these unsolicited acquisition overtures and the lack of success in identifying suitable complementary assets to build out a hospital-based pharmaceutical company with greater commercial scale, the La Jolla Board determined it would seek to engage a financial advisor to solicit potential bids in an effort to determine whether a sale of La Jolla would provide a more favorable return to stockholders versus remaining independent and seeking to build greater commercial scale through acquisitions or in-licenses.

On February 7, 2022, the La Jolla Board held a telephonic meeting, with a member of La Jolla management and a representative of Gibson, Dunn & Crutcher LLP, La Jolla’s outside legal counsel (“Gibson Dunn”) participating at the invitation of the La Jolla Board, to discuss and approve the engagement of Cowen and Company, LLC (“Cowen”) on the terms set forth in an engagement letter signed by Cowen and dated February 4, 2022, which was presented to the La Jolla Board, pursuant to which it was proposed that La Jolla would retain Cowen to act as its exclusive financial advisor in connection with certain potential strategic transactions. Following the telephonic meeting, La Jolla countersigned and delivered such executed engagement letter to Cowen.

On February 8, 2022, Cowen and La Jolla reviewed a proposed process timeline that contemplated requesting preliminary non-binding proposals at the end of March of 2022 and reviewed a list of 25 potential partners to contact. Cowen generated the initial list of potential partners based on a review of public and private pharmaceutical companies that had an existing presence and sales force in the hospital setting. Cowen and the La Jolla management believed that a buyer with an existing sales force in the hospital setting would have greater potential synergies and be better positioned to submit a bid that would fully value La Jolla.

Over the second half of February of 2022, in accordance with the directives of the La Jolla Board, representatives of Cowen and members of La Jolla management commenced their initial outreach to 25 potential acquirors. 17 of these 25 counterparties declined to proceed with discussions regarding a potential acquisition of La Jolla and did not enter into a confidentiality agreement. Representatives of Cowen and members of La Jolla management engaged in discussions from March 2, 2022 through July 10, 2022 regarding a potential acquisition of La Jolla with the remaining eight counterparties, including Innoviva, Entasis (now a wholly owned subsidiary of Innoviva), and six others, which we refer to as Company A, Company B, Company C, Company D, Company E and Company F. Later in the process, two other prospective bidders, Companies G and H, contacted Cowen and Mr. Edwards, respectively, regarding the submission of a bid.

Entasis commented that they were not in position to evaluate a merger or other combination with La Jolla due to their ongoing merger process with Innoviva, but that Entasis management perceived clear potential synergies between the two businesses and that, should Entasis and Innoviva reach an agreement for a combination of the two companies, there may be interest from Innoviva in evaluating an acquisition of La Jolla.

Company B had previously entered into a confidentiality agreement with La Jolla in connection with discussions regarding La Jolla’s interest in acquiring a commercial asset of Company B, which confidentiality agreement remained effective. The other five parties entered into confidentiality agreements and received access to an electronic data room containing due diligence information regarding La Jolla and its products relevant to a proposed acquisition (the “Data Room”). Representatives of Cowen requested that all potential partners deliver non-binding indications of interest by the end of March of 2022.

On March 2, 2022, La Jolla management met with representatives of Company B to provide a management presentation with respect to La Jolla’s business and products.

On March 7, 2022, La Jolla management met with representatives of Company A to provide a management presentation on La Jolla’s business and products. Company A discussed the possibility of a stock-for-stock merger with La Jolla as the surviving, publicly-listed entity, as well as the ability of Company A to put forth a proposal for an all-cash buyout of La Jolla with financing from Company A’s private equity sponsor.

Also on March 7, 2022, Mr. Edwards held a telephonic meeting with Innoviva’s advisor, Moelis & Company (“Moelis”), to discuss potential interest in meeting with the La Jolla management team.

Between early and late March of 2022, Mr. Edwards and Mr. Hearne, representatives of Cowen, and two law firms representing La Jolla continued to work on diligence matters with the interested parties referred to above.

On March 9, 2022, Mr. Edwards and Company A’s CEO spoke telephonically to discuss interest and timing for a potential transaction.

On March 10, 2022, representatives of Cowen and Moelis spoke, and the Moelis representatives communicated that, as a result of due diligence and other resource constraints, Innoviva would not be able to submit a non-binding proposal until after Innoviva had finalized price and terms for its acquisition of Entasis. The representative of Moelis stated that Innoviva would like to receive a management presentation and could conduct preliminary due diligence in late March of 2022.

On March 12, 2022, Mr. Edwards and Cowen spoke with Company A to state that if Company A were considering a stock-for-stock merger, La Jolla would like to coordinate reciprocal due diligence on Company A. On March 13, 2022, Company A told Mr. Edwards and Cowen via email that it had “decided to focus its attention on an all-cash bid” and accordingly that such reciprocal due diligence would not be necessary.

On March 16, 2022, Company D told representatives of Cowen that they were interested in submitting a proposal, but that it would not be received until mid-April. A representative of Cowen stated that other interested parties were working towards an end of March timeline but that Company D’s proposal would be reviewed if and when received.

On March 24, 2022, Mr. Edwards met with Company F to provide an overview of La Jolla’s business and products and explain the ongoing process and timelines.

On March 28, 2022, La Jolla management met with representatives of Company E to provide an overview of La Jolla’s business and products.

On March 30, 2022, Company G contacted representatives of Cowen to state its interest in pursuing an acquisition of La Jolla.

On March 31, 2022, Company A submitted a written, non-binding proposal to acquire La Jolla for $6.00 per share in cash, which represented a premium of 41% to the March 31, 2022 closing price and a fully-diluted equity value of approximately $199 million. Company A also stated that it needed additional time to complete its due diligence.

On April 1, 2022, Company C submitted a written, non-binding proposal, subject to ongoing due diligence, to acquire La Jolla for $5.00-$5.50 per share in cash and one contingent value right (“CVR”) providing a payment of $1.00 per share payable in cash upon the achievement of combined U.S. net sales of GIAPREZA and XERAVA in excess of $82 million in 2024. The upfront payment represented premium to the March 31, 2022 closing price ranging from 17% to 29% and an equity value of approximately $164 million to $182 million. Inclusive of full achievement of the $1.00 per share CVR, this implied premiums to the March 31, 2022 closing price ranging from 41% to 52% and an equity value of approximately $199 million to $217 million. Company C subsequently submitted a revised proposal on May 2, 2022 with a lower upfront payment and a second CVR.

On April 5, 2022, a representative of Cowen spoke with Company A to clarify certain elements of their proposal.

On April 6, 2022, Company B verbally proposed to acquire La Jolla for $168 million in cash or an implied per share offer price of $5.09 in cash, representing a premium of 8% to the April 5, 2022 closing price.

Also on April 6, 2022, La Jolla entered into a confidentiality agreement with Company G and granted representatives of Company G access to the Data Room.

On April 8, 2022, representatives of Cowen and management of La Jolla met telephonically to discuss La Jolla’s long-term financial forecasts and La Jolla requested that Cowen present a preliminary valuation analysis to the La Jolla Board.

Also on April 8, 2022, representatives of Company F contacted representatives of Cowen to indicate that they did not expect to participate in further discussions regarding an acquisition of La Jolla, noting that they did not believe Company F could make an acquisition proposal at a valuation that La Jolla would find attractive.

On April 11, 2022, La Jolla management met with representatives of Innoviva to provide a management presentation on La Jolla’s business and products.

Also on April 11, 2022, representatives of Company G contacted representatives of Cowen to indicate that they did not expect to participate in further discussions regarding an acquisition of La Jolla, noting that they did not believe Company G could make an acquisition proposal at a valuation that La Jolla would find attractive.

Also on April 11 and April 12, 2022, representatives of Cowen spoke with Company A, Company B and advisors for Company C to provide feedback on their proposals and discuss next steps. Representatives of Cowen asked each party to significantly improve their consideration proposed in order to be competitive, and stated that further due diligence information would be provided over the course of the month of April. Subsequent to each call, representatives of Cowen distributed process letters to Company A, Company B, Company C and Company D requesting second-round proposals by April 28, 2022.

In an effort to increase La Jolla’s cash balance at signing, and thus the acquisition price proposals by a corresponding amount, La Jolla determined it would seek to sell a non-core asset, consisting of a non-voting minority interest in a private contract manufacturer (the “minority interest”). Accounting for this, the second-round process letter stated that buyers should assume a normalized cash amount of $41 million at closing, with projected cash at closing in excess of that amount to be delivered to stockholders via an increased per-share price. This is also described in Item 3 under the heading “Past Contacts, Transactions, Negotiations and Agreements—Arrangements Between La Jolla and its Executive Officers, Directors and Affiliates—Minority Interest.”

Between April 13 and April 28, 2022, Mr. Edwards and Mr. Hearne, representatives of Cowen and two law firms representing La Jolla continued to work on due diligence matters with Company A, Company B, Company C and Company D.

On April 14, 2022, La Jolla management met with representatives of Company C to provide a management presentation on La Jolla’s business and products.

On April 15, 2022, representatives of Company E contacted representatives of Cowen to indicate that they did not expect to participate in further discussions regarding an acquisition of La Jolla, noting that they did not believe Company E could meet La Jolla’s deadline due to other internal priorities.

April 19, 2022, the La Jolla Board met with members of management, a representative of Gibson Dunn and representatives from Cowen. Cowen reported on the extent of their outreach to parties and the number of companies that had expressed interest in connection with a potential sale of La Jolla. The La Jolla Board discussed Cowen’s preliminary valuation model for La Jolla’s two marketed pharmaceutical products, GIAPREZA and XERAVA, and La Jolla’s prospects on a stand-alone basis. The La Jolla Board also discussed the bids and the status of the sale transaction, as well as the potential divestiture of the minority interest. Following this discussion, the La Jolla Board directed an Audit Committee member to oversee the disposition of the minority interest. Subsequently, the issuer of the minority interest exercised its rights under applicable governing documents to elect to redeem the minority interest for fair value in light of the potential change of control of La Jolla.

On April 21, 2022, Company D submitted a written, non-binding proposal, subject to ongoing due diligence, to acquire La Jolla for $105 million to $130 million on a cash-free debt-free basis, or an implied per share offer price of $4.48 to $5.16 in cash, which represented a premium of 8%-24% to the April 20, 2022 closing price.

On April 22, 2022, La Jolla provided all parties with a draft merger agreement. Representatives of Cowen subsequently requested that interested parties provide a mark-up of the draft merger agreement with their revised proposals by April 28, 2022.

On April 21 and April 22, 2022, representatives of Cowen contacted Company A, Company B and Company C to inform them that a draft merger agreement had been posted to the virtual data room and requested comments on the draft merger agreement by April 28, 2022 as specified in the process letter. Representatives of Cowen also provided an update on La Jolla’s plans to divest the minority interest and maximize cash on hand at the time of execution and closing of the merger agreement.

On April 22, 2022, advisors of Company H contacted Mr. Edwards, to inform him of their interest in exploring a potential acquisition of La Jolla.

On April 23, 2022, representatives of Cowen spoke with Company D to provide feedback on their proposal. Representatives of Cowen told Company D that their proposal was significantly behind others in terms of valuation, work completed to date, and time to complete due diligence and negotiate definitive agreements. Representatives of Cowen requested Company D to provide an improved valuation, consisting of a single price per share, as well as comments on the draft merger agreement by April 28, 2022 as specified in the process letter.

On April 26, 2022, La Jolla entered into a confidentiality agreement with Company H. Also on April 26, 2022, La Jolla granted representatives of Company H access to the Data Room.

On April 28, 2022, Company B submitted a written, non-binding proposal, subject to ongoing due diligence, to acquire La Jolla for $185 million in cash based on a projected cash balance of $40.1 million. This proposal letter stated a per-share acquisition price of $5.71, which a representative of Cowen subsequently clarified with Company B did not include the dilutive effect of stock options outstanding at La Jolla. Including the dilutive effect of in-the-money stock options at this equity value resulted in a per-share equivalent price of $5.56 per share, which represented a premium of 28% to the closing price on April 28, 2022. Giving effect to an assumed cash balance at La Jolla of $57 million at the time of signing the definitive agreement (the “$57 million Assumed Signing Cash Balance”), the Company B proposal resulted in an implied a per-share price of $6.07, or a premium of 40% to the closing price on April 28, 2022.

On April 28, 2022, representatives of Cowen spoke with Company D. Company D stated that they could increase their proposed price incrementally, but “would not get near $6.00 per share” and asked for guidance on price, which Cowen declined to provide, other than stating that their bid would not be successful. Company D stated that should the parties be able to reach agreement on price, they could sign a definitive agreement in three weeks, but would require confirmatory due diligence and board approval to close. A representative of Cowen responded that the La Jolla Board would only be willing to sign a definitive agreement once due diligence and all buyer internal approvals had been completed.

On April 29, 2022, Company A submitted a written, non-binding proposal, subject to ongoing due diligence, to acquire La Jolla for $6.00 per share in cash or approximately $202 million equity value (fully-diluted), as well as provided comments on the merger agreement. This proposal assumed a closing cash level of $56.5 million. When applying the $57 million Assumed Signing Cash Balance this proposal implied a per-share price of $6.01 and a premium of 39 % to the closing price on April 28, 2022.

On May 2, 2022, Company C submitted a written, non-binding proposal, subject to ongoing due diligence, to acquire La Jolla for $5.00 per share in cash, plus (1) $1.00 per share CVR upon achievement of $82 million in U.S. net sales of GIAPREZA and XERAVA in 2024 and (2) $1.00 per share CVR upon achievement of $75 million in annual U.S. net sales of GIAPREZA in any year between 2030 and 2034. This proposal assumed a target net cash balance at closing of $41.5 million. When applying the $57 million Assumed Signing Cash Balance, this proposal implied an upfront price per share of $5.47, and a total value inclusive of the $2.00 CVR payments of up to $7.47 (assuming achievement of both CVR payment triggers, and without discounting for the present value or probability of such payments), which represented implied premiums of 37% and 88%, respectively, to the closing price on May 2, 2022.

Also on May 2, 2022, La Jolla management met with representatives of Company H to provide a management presentation on La Jolla’s business and products.

Also on May 2, 2022, La Jolla management and representatives of Cowen met to preview Cowen’s revised, preliminary valuation analysis.

On May 4, 2022, the La Jolla Board held a telephonic meeting with members of management, a representative from Gibson Dunn and representatives from Cowen. Cowen reported on the latest proposals received for an acquisition of La Jolla and reviewed preliminary valuation models based on management’s projections for GIAPREZA and XERAVA sales. The La Jolla Board discussed the risks and benefits of pursuing a sale transaction versus remaining independent. Gibson Dunn advised the La Jolla Board of their fiduciary duties in the context of a potential sale transaction. Following this discussion, the La Jolla Board directed management and representatives of Cowen to continue discussions with bidders in an effort to maximize the bid proposals for La Jolla Board consideration while also continuing to seek to maximize product sales.

On May 5, 2022, representatives of Moelis contacted representatives of Cowen to indicate Innoviva’s commitment to submitting a proposal to acquire La Jolla. Representatives of Moelis also informed representatives of Cowen that, due to other internal priorities, including the publicly-disclosed negotiation with Entasis, Innoviva would not be in position to submit a proposal for at least two more weeks.

On May 6, 2022, with directive from the La Jolla Board, representatives of Cowen provided feedback to Company A, Company B, Company C and Company D that each of their latest proposals failed to fully value La Jolla and, in the case of Company C, that the board would prefer increased upfront consideration and a simpler transaction structure that did not place as much value on the future performance of La Jolla’s two marketed drug products, and requested that the parties submit their “best and final” proposals by May 11, 2022.

Company A, Company B and Company C each asked for additional due diligence information that they believed could enable them to increase their respective offers. Company D stated that they were unlikely to be able to increase their offer but would discuss and revert to Cowen.

On May 11, 2022, representatives of Company A verbally informed representatives of Cowen that it would not improve its April 29, 2022 offer of $6.00 per share in cash with a target net cash of $56.5 million. When applying the $57 million Assumed Signing Cash Balance, this proposal implied a price per share of $6.01 and a premium of 65 % to the closing price on May 10, 2022. Representatives of Company A indicated they could complete due diligence and sign a definitive merger agreement on or about May 31, 2022.

Also on May 11, 2022, Company B submitted a written, non-binding proposal, subject to ongoing due diligence, to acquire La Jolla for $6.00 per share in cash plus a $20 million CVR upon achievement of at least $100 million in annual U.S. net sales of GIAPREZA and XERAVA through December 2030. This proposal assumed a target cash balance of $41.2 million. When applying the $57 million Assumed Signing Cash Balance this proposal implied an upfront price per share of $6.47, and a total value inclusive of the CVR payment of approximately $7.00 per share (assuming achievement of the CVR payment trigger, and without discounting for the present value or probability of such payments), which represented premia of 78% and 92%, respectively, to the closing price on May 10, 2022. Representatives of Company B indicated they could complete due diligence and sign a definitive merger agreement by June 30, 2022.

Also on May 11, 2022, Company D submitted a written, non-binding proposal, subject to ongoing due diligence and additional internal approvals, to acquire La Jolla for $145 million on a cash-free, debt-free basis, or an implied per share price of $5.60. When applying the $57 million Assumed Signing Cash Balance this proposal implied a price per share of $6.08, which represented a premium of 67% to the closing price on May 10, 2022. Representatives of Company D indicated they could complete due diligence and sign a definitive merger agreement by June 30, 2022.

On May 12, 2022, Company C submitted a written, non-binding proposal, subject to ongoing due diligence, to acquire La Jolla for $6.00 per share in cash plus a $0.75 per share CVR upon achievement of $75 million U.S. annual net sales of GIAPREZA and XERAVA in 2024. This proposal was contingent upon La Jolla settling the pending Paragraph IV litigation relating to GIAPREZA. This proposal did not specify the expected terms for the litigation settlement and assumed a target cash balance of $41 million. When applying the $57 million Assumed Signing Cash Balance this proposal implied an upfront price per share of $6.47, and a total value inclusive of the CVR payment of approximately $7.22 per share (assuming achievement of the CVR payment trigger, and without discounting for the present value or probability of such payments), which represented premia of 66% and 86%, respectively, to the closing price on May 11, 2022. Representatives of Company C indicated they could complete due diligence and sign a definitive merger agreement by May 31, 2022, provided that the litigation was settled by that time. The La Jolla management team estimated a negligible probability of success in settling the pending litigation as a condition to signing a definitive agreement and thus determined that the Company C bid proposal was not actionable, as presented.

On May 17, 2022, the La Jolla Board met with members of management, a representative from Gibson Dunn and representatives from Cowen. Cowen reported on the status of the negotiations and strategic discussions with various bidders in connection with a potential sale of La Jolla. The La Jolla Board discussed the bid proposals, conditions to execution and certainty of closing. For proposals that included CVRs (specifically proposals by Companies B and C), the La Jolla Board discussed the probability of achieving the proposed performance milestones and related uncertainty around the pending Paragraph IV litigation. The La Jolla Board also considered the feasibility of settling the pending Paragraph IV litigation, as requested by Company C, including the impact of any settlement under La Jolla’s contractual obligations to defend and assert the GIAPREZA patents in litigation.

On May 18, 2022, at the directive of the La Jolla Board, representatives of Cowen informed Company C that La Jolla Board was reviewing the latest non-binding proposal and would revert once it had feedback.

Also on May 18, 2022, at the directive of the La Jolla Board, representatives of Cowen informed representatives of Company B that their May 11, 2022 proposal was sufficient to advance in the process to complete due diligence and begin negotiating a merger agreement. Representatives of Cowen requested Company B to send comments on the draft merger agreement by May 25, 2022.

Also on May 18, 2022, at the directive of the La Jolla Board, representatives of Cowen informed Company C’s advisors that their May 11, 2022 proposal was sufficient to advance in the process to complete due diligence and begin negotiating a merger agreement, but that it was infeasible to settle the Paragraph IV litigation prior to signing a definitive merger agreement. At the directive of the La Jolla Board, representatives of Cowen requested Company C remove the Paragraph IV settlement contingency.

Also on May 18, 2022, at the directive of the La Jolla Board, representatives of Cowen informed representatives of Company D that their May 11, 2022 proposal was sufficient to advance in the process to complete due diligence and begin negotiating a merger agreement, but that Company D would need to expedite their efforts in order to be competitive with the other parties that have further advanced in the process. Company D requested La Jolla enter into an exclusivity arrangement prior to dedicating resources to due diligence and negotiating a merger agreement.

On May 19, 2022, representatives of Cowen informed representatives of Company D that the La Jolla Board would not agree to an exclusivity arrangement in order to keep the process competitive, and that Company D risks falling behind the other parties that have advanced in the process if they do not dedicate resources to completing due diligence and negotiating a merger agreement.

Also on May 19, 2022, an executive of Company H and Mr. Edwards met at La Jolla’s Waltham, Massachusetts office for a management presentation on La Jolla’s business and products. Additional representatives and advisors of Company H joined the meeting telephonically, in addition to La Jolla management.

On May 20, 2022, representatives of Cowen contacted representatives of Company B to discuss remaining due diligence and indicated that La Jolla would provide additional due diligence information to support finalizing a definitive merger agreement.

Also on May 20, 2022 representatives of Cowen met telephonically with representatives of Company C’s financial advisors. Company C’s financial advisors verbally indicated they would evaluate a transaction removing the Paragraph IV challenge settlement contingency and could consider a proposal in the range of $5.60 to $5.75 upfront in cash with a revenue-based CVR similar to that in their prior proposal ($0.75 per share). After consulting with the La Jolla Board, representatives of Cowen informed Company C’s advisors that the upper range of their verbal indication would be sufficient to allow Company C to conduct confirmatory diligence and requested that Company C submit a proposal in writing for the La Jolla Board to review.

Also on May 20, 2022, representatives of Cowen contacted Company H’s advisors to discuss Company H’s interest in acquiring La Jolla and Company H’s ability to finance a transaction. Company H’s advisors requested five weeks to complete due diligence and submit a non-binding proposal. Representatives of Cowen requested that Company H provide a non-binding proposal by June 24, 2022.

On May 23, 2022, Innoviva publicly announced that it had entered into a definitive agreement to acquire Entasis.

On May 26, 2022, representatives of Company B contacted representatives at Cowen to communicate that they would reduce their bid price by between $20 million to $40 million due to the expected costs associated with La Jolla’s pediatric regulatory commitment for XERAVA.

On May 31, 2022, representatives of Company D informed representatives of Cowen that Company D would begin reviewing the merger agreement and conducting confirmatory due diligence.

On June 1, 2022, representatives of Company D informed representatives of Cowen that Company D would need multiple weeks to onboard resources prior to reviewing the merger agreement and conducting confirmatory due diligence.

Also on June 1, 2022, representatives of Cowen spoke with Company C’s advisors who stated that if Company C was to come back without the condition of settlement of the pending Paragraph IV litigation prior to entry into a definitive merger agreement, then Company C’s offer would be expected to be in the original range of $5.00-$5.50 per share, plus a contingent value right providing a payment of $1.00 per share payable in cash upon the achievement of combined U.S. net sales of GIAPREZA and XERAVA in excess of $82 million in 2024.

On June 2, 2022, representatives of Company B informed representatives of Cowen that Company B would require until August 2022 to review the XERAVA pediatric regulatory commitment and receive internal approval. Company B stated they would provide a timeline and valuation update the week of June 16, 2022. Representatives of Company B and Company B’s legal advisor provided comments on the draft merger agreement to representatives of Cowen, La Jolla management and representatives of Gibson Dunn.

Also on June 2, 2022, Mr. Edwards and representatives of Moelis discussed expected timing for a transaction and Innoviva’s level of interest in acquiring La Jolla.

Also on June 2, 2022, the La Jolla Board met with members of management, a representative from Gibson Dunn and representatives from Cowen. Cowen reported on the status of the negotiations and strategic discussions with Innoviva, Company A and Company H in connection with a potential sale of La Jolla. Following this discussion, the La Jolla Board directed management to continue to advance the ongoing discussions and report back at a subsequent meeting.

On June 3, 2022, Company B provided a draft CVR agreement providing for an aggregate payment of $20 million upon achievement of $100 million or more in annual U.S. net sales of GIAPREZA and XERAVA through December 2030.

On June 7, 2022, Company A provided a revised written proposal proposing to acquire La Jolla for $6.00 per share in cash, assuming $41 million in net cash at signing. On June 9, 2022, representatives of Cowen verbally clarified with Company A that the per-share consideration would be increased should La Jolla deliver cash at closing in excess of $41 million. When applying the $57 million Assumed Signing Cash Balance, this proposal implied an upfront price per share of $6.48, which represented a premium of 69% to the closing price on June 6, 2022. Company A stated that this proposal was their “best and final” offer and requested exclusivity.

On June 10, 2022, representatives of Cowen spoke with Company B, who stated that based on their final due diligence review, they were reducing their proposal to $5.18 per share upfront, while retaining the original CVRs of (1) a payment of $20 million ($0.54 per share) based upon achievement of annual U.S. net sales for GIAPREZA and XERAVA of $75 million in any calendar year through the end of 2024, and (2) a second CVR providing for a payment of $28 million ($0.74 per share) contingent upon the FDA agreeing to waive a pediatric post-approval clinical trial for XERAVA, which Company B estimated would cost approximately $28 million to complete.

On June 14, 2022, representatives of Company A verbally informed representatives of Cowen that, based on additional due diligence, its proposal was now $6.00 per share in cash, which would not be increased regardless of the amount of cash held by La Jolla at closing.

On June 15, 2022, Company B submitted a revised, written, non-binding proposal, subject to ongoing due diligence, to acquire La Jolla for $5.18 per share in cash plus (1) a $0.64 CVR payable upon achievement of $75 million in U.S. net sales for GIAPREZA and XERAVA by the end of 2024 and (2) an approximately $27.7 million or $0.88 CVR upon the FDA waiving La Jolla’s XERAVA pediatric post-marketing commitment. When applying the $57 million Assumed Signing Cash Balance this proposal implied an upfront price per share of $5.66, and a total potential value inclusive of the combined potential $1.52 CVR payments of up to $7.18 (assuming achievement of both CVR payment triggers, and without discounting for the present value or probability of such payments), which represented premia of 73% and 119%, respectively, to the closing price on June 14, 2022.

On June 16, 2022, representatives of Company B and Mr. Edwards met telephonically to discuss Company B’s timeline to complete due diligence and address outstanding questions.

Also on June 16, 2022, Company A provided an updated written, non-binding proposal which reaffirmed the written, non-binding proposal to acquire La Jolla for $6.00 per share in cash and clarified that at the signing of a definitive agreement La Jolla will have $56 million in net cash (after accounting for anticipated transaction-related expenses).

On June 17, 2022, Company A provided comments on the merger agreement.

Also on June 17, 2022, Innoviva submitted a written, non-binding proposal, subject to ongoing due diligence, to acquire La Jolla for $4.90 per share in cash and a merger agreement issues list. This proposal implied a premium of 42% to the closing price on June 17, 2022. When applying the $57 million Assumed Signing Cash Balance this proposal implied an upfront price per share of $5.18, which represented a premium of 51% to the closing price on June 17, 2022.

On June 20, 2022, representatives of Cowen and representatives of Moelis met to discuss Innoviva’s proposal. Representatives of Cowen indicated that Innoviva’s June 17, 2022 proposal materially undervalues La Jolla and Innoviva will need to increase its proposal to the high $5.00-per-share range to be competitive. Representatives of Cowen also discussed the proposed divestiture of the minority interest and stated that La Jolla expected that its stockholders would receive the benefit of the proceeds from the divestiture of the minority interest.

Also on June 20, 2022, representatives of Cowen informed Company A that the June 14, 2022 proposal would be presented to the La Jolla Board for consideration and that La Jolla would work with Company A to be ready to execute a merger agreement by June 30, 2022 if the La Jolla Board approved the Company A proposal.

On June 21, 2022, representatives of Moelis contacted representatives at Cowen to inform La Jolla that Innoviva could significantly increase its offer to meet the guidance from June 20, 2022 and would like to conduct due diligence in support of increasing its offer. Moelis stated Innoviva’s intent to sign a definitive merger agreement by July 11, 2022. La Jolla stated that it would support Innoviva’s additional due diligence.

On June 22, 2022, Company H’s advisors contacted representatives of Cowen to discuss valuation guidance, which representatives of Cowen provided in the range of “high $5.00 per share” or “low $6.00 per share” to be competitive. Company H’s advisors informed representatives of Cowen of its intent to submit a proposal in the high $4.00 per share range to which the representatives of Cowen encouraged Company H to submit a written proposal for the La Jolla Board to review.

On June 23, 2022, Gibson Dunn provided counsel for Company A with a revised draft of the merger agreement.

On June 23, 2022, Company B provided a draft of their second CVR agreement.

On June 24, 2022, an investment banker reached out to Mr. Edwards on an unsolicited basis stating that the banker was working with a “private equity firm working on a roll-up in the hospital space” that was interested in exploring a potential transaction regarding GIAPREZA or the whole company. In light of the advanced stage of discussions with other parties, La Jolla declined to engage further with this unsolicited inquiry and determined that this party could elect to submit a topping bid once a definitive merger agreement had been signed and financial terms publicly had been publicly announced.

On June 24, 2022, Company H submitted a written, non-binding proposal, subject to ongoing due diligence, to acquire La Jolla for $5.29 per share in cash up-front, conditioned upon receipt of exclusivity. This price represented a premium of 57% to the closing price on June 23, 2022. This proposal assumed a minimum net cash balance of $46.6 million at closing. Company H’s advisor also provided a revised draft of the merger agreement. Company H’s advisor stated that this proposal was not subject to adjustment for a higher net cash figure. Representatives of Cowen told Company H’s advisor that this would not be sufficient to receive exclusivity or gain the support of the La Jolla Board, but that they could advance in diligence and negotiation of a merger agreement.

On June 24, 2022, counsel for Company H circulated a markup of the draft merger agreement posted to the data room. Counsel for Company A also circulated a markup of the draft merger agreement.

On June 25, 2022, the La Jolla Board held a telephonic meeting, with members of management and a representative of Gibson Dunn participating at the invitation of the La Jolla Board, to discuss the status of the negotiations and strategic discussions in connection with a potential sale of La Jolla and the monetization of the minority interest.

Throughout the week of June 27, 2022, La Jolla worked to complete due diligence and negotiate a merger agreement with Company A, as well as to complete due diligence with Innoviva and Company H.

On June 28, 2022, Representatives of Cowen and Moelis spoke. Representatives of Cowen stated that La Jolla was prepared to execute a merger agreement and announce a transaction as early as July 5, 2022 and that if Innoviva wanted to remain competitive it would need to submit a revised proposal by July 1, 2022. Moelis stated that Innoviva would be prepared to provide a revised valuation on or before July 1, 2022, but would not be able to sign and announce on July 5, 2022, and would need until July 11, 2022 to sign and announce.

On June 28, 2022, Innoviva’s counsel sent a revised draft of the merger agreement to Gibson Dunn.

Also on June 28, 2022, Gibson Dunn discussed Company H’s markup of the merger agreement with counsel for Company H.

On June 29, 2022, Mr. Edwards and the CEO of Innoviva, Pavel Raifeld, met telephonically to discuss Innoviva’s remaining due diligence topics.

On June 30, 2022, Mr. Edwards and a representative of Company H met to discuss remaining due diligence topics, and to assess Company H’s interest in acquiring La Jolla.

Also on June 30, 2022, La Jolla management and Company A met telephonically to complete Company A’s remaining confirmatory due diligence topics. La Jolla provided a preview of financial results for the quarter ending June 30, 2022.

On July 1, 2022, La Jolla management, Gibson Dunn and Willkie Farr & Gallagher LLP (“Willkie”), Innoviva’s counsel, met telephonically to discuss remaining issues to the merger agreement documents.

Also on July 1, 2022, Company H submitted a written, non-binding proposal to acquire La Jolla for $5.83 per share in cash and no cash adjustment, which represented a premium of 83% to the closing price on June 30, 2022.

Also on July 1, 2022, Gibson Dunn provided drafts of the merger agreement to counsel for Company H.

Also on July 1, 2022, Innoviva submitted a written, non-binding proposal to acquire La Jolla for $5.95 per share in cash and requested to enter into an exclusivity arrangement. When applying the $57 million Assumed Signing Cash Balance this proposal implied an upfront price per share of $6.23, which represented a premium of 95% to the closing price on June 30, 2022. Representatives from Cowen requested that Moelis clarify the treatment of cash, to which Moelis stated additional cash received by La Jolla prior to signing a definitive merger agreement would be added to the purchase price, but that there would be no adjustment for cash at closing, and that Innoviva was prepared to work towards a July 11, 2022, signing and announcement.

Also on July 1, 2022, Company A, after conducting further due diligence on La Jolla, verbally informed Cowen that it was reducing its proposal to acquire La Jolla to $5.50 per share, with no adjustment for excess cash.

On July 2, 2022, the La Jolla Board held a telephonic meeting with members of La Jolla’s senior management, representatives of Cowen, and representatives of Gibson Dunn to discuss and evaluate each of the three remaining proposals for an acquisition of La Jolla, including the proposal from Innoviva at $6.23 per share (the “Innoviva Proposal”), the proposal from Company A at $5.50 per share and the proposal from Company H at $5.83 per share (each reflecting the benefit of any adjustments for cash balances a signing). The La Jolla Board and Cowen discussed the status of ongoing diligence by the bidders, conditions to signing and closing and the status of the draft definitive agreements that were being negotiated.

On July 2, 2022, representatives of Cowen spoke with representatives of Moelis and stated that the price per share was sufficient to proceed with finalizing due diligence and the merger agreement, but that La Jolla would not grant exclusivity.

On July 3, 2022, representatives of Cowen and representatives of Company A met telephonically to inform Company A that the La Jolla Board was reviewing its proposal of $5.50 per share.

On July 5 and July 6, 2022, Gibson Dunn provided revised drafts of the merger agreement and the support agreement to Willkie.

On July 6 and July 7, 2022, Gibson Dunn provided revised drafts of the merger agreement and the support agreement to counsel for Company A.

On July 7, 2022, La Jolla management, Gibson Dunn, representatives of Company H and Company H’s legal advisor met twice to complete diligence and discuss outstanding items.

Also on July 7, 2022, the La Jolla Board held a telephonic meeting with members of management, representatives from Gibson Dunn and representatives from Cowen to discuss and evaluate the three proposals received from Innoviva, Company H and Company A. Cowen noted that Innoviva, the lead bidder, had confirmed that an additional $0.28 per share would be added to the bid price of $5.95 per share, which would result in a total bid price of $6.23 per share based on the expected net cash at signing, which included $4.2 million in a minority interest distribution and $6.2 million for the redemption of the minority interest at fair value, which redemption right was triggered by the anticipated change of control of La Jolla. The La Jolla Board directed Cowen to continue to engage with Company H and Company A to seek to increase their bid proposals.

Representatives of Cowen provided a schedule of La Jolla’s cash on hand and the implied per-share purchase impact to both Innoviva and Company H. Moelis subsequently confirmed the calculation, resulting in a per-share purchase price of $6.23, and the advisor to Company H stated that Company H would not be increasing its per-share purchase price nor accelerating its timing, and that Company A would need until July 12, 2022 to sign and announce.

On July 8, 2022, La Jolla management, Gibson Dunn, representatives of Innoviva and Willkie met twice to complete outstanding diligence inquiries. Representatives of Cowen and Moelis joined the meeting.

Also on July 8, 2022, Gibson Dunn and Willkie exchanged drafts of the support agreement.

Also on July 8, 2022, a representative of Cowen requested that Company A increase its offer to $5.75 per share to remain competitive.

Also on July 8, 2022, counsel for Company A provided comments on the revised draft of the merger agreement.

Also on July 8, 2022, the La Jolla Board held a telephonic meeting with members of management, representatives from Gibson Dunn and representatives from Cowen to discuss and evaluate the three proposals received from Innoviva, Company H and Company A, the status of the definitive documentation with respect to each party, and the expected timing for presenting a definitive agreement for the La Jolla Board’s review and approval.

On July 9, 2022, Company A requested additional due diligence materials and stated that it would convene its board of directors and provide a revised, verbal proposal later that day. Later that day, Company A informed representatives of Cowen that it was prepared to proceed at a price of $5.60 per share in cash.

Also on July 9, 2022, Willkie circulated proposed final forms of the Innoviva merger agreement and the support agreement.

On the morning of July 10, 2022, Gibson Dunn provided counsel for Company A with comments on the revised draft of the merger agreement.

Also on the morning of July 10, 2022, materials were provided to the La Jolla Board for review and consideration in anticipation of the scheduled board meeting to consider approval of the proposed transactions, and Gibson Dunn and Willkie finalized the transaction documents.

On July 10, 2022, the La Jolla Board held a telephonic meeting with members of La Jolla’s senior management, representatives of Cowen, and representatives of Gibson Dunn to discuss the contemplated transactions, including confirming that the Innoviva Proposal at $6.23 per share was the highest price offered among the final bids, that the definitive transaction documentation with Innoviva was in final form and ready for execution, that the holders of at least 80% of the outstanding shares of Series C Preferred Stock had agreed in writing to waive all consent and voting rights on behalf of all holders of Series C Preferred Stock with respect to the contemplated transactions, and that Innoviva had delivered final, binding copies of the transaction documents, subject only to approval of the respective boards of La Jolla and Innoviva and release of the respective signatures of La Jolla and Innoviva. Representatives of Cowen updated the La Jolla Board on the final negotiations and discussions with Innoviva, Company A and Company H. Representatives of Gibson Dunn discussed certain legal matters with the La Jolla Board, including the fiduciary duties of directors and the material provisions of the merger agreement and the support agreement. Also at this meeting, representatives of Cowen reviewed with the La Jolla Board its financial analysis of the $6.23 per share cash amount pursuant to the merger agreement. Thereafter, Cowen rendered its oral opinion, confirmed by delivery of a written opinion dated July 10, 2022, to the La Jolla Board to the effect that, as of that date and based upon and subject to the various assumptions, qualifications and limitations set forth in such written opinion, as of July 10, 2022, the Offer Price to be received by the holders of Common Stock in the Offer (solely with respect to the Offer Price to be received for such stockholders’ Common Stock, and not with respect to any consideration to be received for any Series C Preferred Stock) was fair, from a financial point of view, to such stockholders of La Jolla. After due consideration and consultation with La Jolla’s senior management and Gibson Dunn and Cowen, and after receipt of Cowen’s opinion, the La Jolla Board unanimously approved and declared advisable the merger agreement and the transactions contemplated thereby, including the Offer and the Merger, and recommended that La Jolla’s stockholders tender their Shares to Purchaser pursuant to the Offer.

Later on July 10, 2022 following the meeting of the La Jolla Board, La Jolla and Innoviva executed and delivered the Merger Agreement. Certain stockholders of La Jolla also entered into the Support Agreement with Innoviva and agreed to vote against other proposals for the acquisition of La Jolla and tender their Shares pursuant to the Offer, subject to certain exceptions.

On July 11, 2022, La Jolla and Innoviva publicly announced the Merger and the execution of the Merger Agreement and the Support Agreement.

On July 25, 2022, Innoviva commenced the Offer.

Reasons for the Recommendation

In reaching its decision to approve and declare advisable the Merger Agreement and the Transactions, including the Offer and the Merger, the La Jolla Board, as described in this Item 4 under the heading “The Solicitation or Recommendation—Background of the Offer and the Merger,” held a number of meetings, consulted with La Jolla’s senior management and its outside legal and financial advisors, Gibson Dunn and Cowen, respectively, and considered and analyzed a wide and complex range of factors. After careful consideration, the La Jolla Board concluded that entering into the Merger Agreement with Parent and Purchaser would provide La Jolla’s stockholders with higher and more certain value than any other strategic alternatives available to La Jolla. At its meeting held on July 10, 2022, after due consideration and consultation with La Jolla’s senior management and outside legal and financial advisors, and after receipt of its financial advisor’s opinion (as described in this Item 4 under the heading “The Solicitation or Recommendation—Opinion of Cowen and Company, LLC, La Jolla’s Financial Advisor”), the La Jolla Board unanimously approved and declared advisable the Merger Agreement and the Transactions, including the Offer and the Merger, and recommended that La Jolla’s stockholders tender their Shares to Purchaser pursuant to the Offer.

In making its determination, the La Jolla Board focused on a number of reasons, including the following potential advantages and opportunities:

•	the La Jolla Board considered the current and historical market prices of the Shares, including the market performance of the Shares relative to those of other participants in La Jolla’s industry and general market indices, and the fact that the Offer Price of $6.23 per Share represents a substantial and compelling premium to historical market prices of the Shares, including an approximately 84% premium to the closing price of $3.39 on July 8, 2022, the last trading day before the La Jolla Board’s approval of the Transactions, and an approximately 78% premium over La Jolla’s 30-day volume weighted average price;

•

the fact that all of the consideration in the Transactions would be paid in cash, which provides certainty and immediate value to La Jolla’s stockholders, and does not contain any contingent consideration with inherent uncertainty around the achievement of payment, while the present value of potential CVR payments would need to be discounted for probability of achievement as well as for the cost of inflation;

•

the La Jolla Board’s belief that the Offer is reasonably likely to be completed and the Merger will be consummated, based on, among other things: (i) the limited number of conditions to the Offer and the Merger; and (ii) that the respective obligations of the parties under the Merger Agreement are not subject to a financing condition;

•

the La Jolla Board considered the extensive process overseen by the La Jolla Board, with the assistance of representatives of Cowen, to identify whether other potential parties might be interested in pursuing an acquisition of La Jolla on attractive terms, and to contact those parties believed to be most likely to have interest in pursuing such an alternative transaction involving La Jolla; and considered the responses received from such contacted parties, including the following:

•	Company A’s revised bid reflected a value of $5.60 per Share, which had been reduced from a prior offer of $6.00 per Share;

•

Company B’s bid reflected a value of $5.66 per Share upon closing of the Transactions, with up to $1.52 per Share of contingent value rights that were subject to inherent uncertainty and of which, $0.88 per Share was considered highly improbable to be paid, as well as the fact that Company B had significant potential due diligence remaining and would not be in a position to sign an agreement until, at the earliest, August 2022, even after guidance that Company B would need to accelerate its diligence and approval process, as well as improve its upfront consideration;

•	Company C’s bid reflected a value of $5.00 per Share, with up to $1.00 per Share of contingent value rights, which were subject to significant conditionality;

•

Company D’s bid reflected a value of $6.08 per Share, subject to ongoing due diligence, receipt of a mark-up of the draft merger agreement and an expected extended time horizon for internal approval to proceed;

•	Companies E, F and G declined to submit bids; and

•	Company H’s bid reflected a value of $5.83 per Share.

In light of this bid solicitation process and the declining bid from Company A, the La Jolla Board determined that a broader outreach to additional strategic counterparties was not likely to be fruitful and that further delays may jeopardize a potential transaction with Parent at $6.23 per Share;

•

the La Jolla Board also carefully evaluated, with the assistance of legal and financial advisors and members of La Jolla’s management, the risks and potential benefits associated with other strategic alternatives and the potential for shareholder value creation associated with those alternatives. As part of these evaluations, the La Jolla Board considered continuing to execute La Jolla’s strategy on a standalone basis or pursuing alternate collaborations or acquisitions, and determined that the Offer and the Merger were a more attractive alternative;

•

the relative certainty and liquidity of the consideration in cash for the Offer and the Merger as compared to the risks and uncertainty associated with the continued operation of La Jolla’s business as an independent company, including the time and resources required to continue to commercialize and market GIAPREZA and XERAVA, as well as the “risk factors” set forth in La Jolla’s Form 10-Q for the period ended March 31, 2022 and subsequent reports filed with the SEC;

•

the current state of the economy, financial markets and general uncertainty surrounding forecasted economic conditions in both the near-term and the long-term, including current inflation trends and potential recession risks;

•	the current financial market conditions and historical market prices, volatility and trading information with respect to La Jolla and Parent;

•

the financial analysis presented to the La Jolla Board by Cowen and the opinion of Cowen to the La Jolla Board to the effect that, based upon and subject to the various assumptions, qualifications and limitations set forth in its written opinion dated the same date, as of July 10, 2022, the Offer Price to be received by the holders of Common Stock in the Offer (solely with respect to the Offer Price to be received for such stockholders’ Common Stock, and not with respect to any consideration to be received for any Series C Preferred Stock) was fair, from a financial point of view, to such stockholders of La Jolla, as more fully described in Item 4 under the heading “The Solicitation or Recommendation—Opinion of Cowen and Company, LLC, La Jolla’s Financial Advisor” and the full text of the written opinion of Cowen, which is attached as Annex I to this Schedule 14D-9 and is incorporated by reference herein;

•

the review by the La Jolla Board with its advisors of the structure of the Offer, the Merger and the other Transactions, as well as the financial and other terms of the Merger Agreement, including the parties’ representations, warranties and covenants, the conditions to their respective obligations and the termination provisions, as well as the following specific aspects of the Merger Agreement:

•

that the Offer is structured as an all-cash tender offer, which can be completed, and cash consideration can be delivered to La Jolla’s stockholders, on a prompt basis assuming satisfaction of the minimum tender conditions provided for in the Merger Agreement;

•

that the Merger Agreement permits La Jolla, subject to certain conditions, to respond to and negotiate unsolicited acquisition proposals and terminate the Merger Agreement (and pay the termination fee provided for thereunder) to accept an unsolicited acquisition proposal that the La Jolla Board determines is superior to the Transactions;

•

that the Merger Agreement permits the La Jolla Board, subject to certain conditions, to make an adverse recommendation change to La Jolla’s stockholders, in response to a superior proposal or a change in circumstances if the failure to take such action could reasonably be expected to be inconsistent with the fiduciary duties of the La Jolla Board to La Jolla’s stockholders under applicable law; and

•	that Parent’s obligations to consummate the Merger are not subject to any financing contingency.

The La Jolla Board weighed these advantages and opportunities against a number of potentially negative reasons in its deliberations concerning the Merger Agreement and the Merger including:

•

the Merger Agreement contains provisions that restrict the conduct of La Jolla’s business prior to the completion of the Transactions, generally requiring La Jolla not to take certain actions with respect to the conduct of its business without the prior consent of Parent;

•

the Merger Agreement contains provisions that could have the effect of discouraging third party offers for La Jolla, including the restriction on La Jolla’s ability to solicit third-party proposals for alternative transactions;

•

under certain circumstances under the Merger Agreement, La Jolla may be required to pay to Parent: (i) a termination fee of approximately $7.2 million; or (ii) a fee reimbursement of up to $1.5 million, as more fully described in the section titled “The Merger Agreement —Expenses; Termination Fee” of the Offer to Purchase;

•	the risk that La Jolla’s stockholders may not tender their Shares in the Offer such that the Minimum Condition (as defined in the Merger Agreement) under the Merger Agreement would not be satisfied;

•

the expectation that the receipt of the Offer Price in exchange for Shares pursuant to the Offer or the Merger, as applicable, will generally be a taxable transaction for U.S. federal income tax purposes;

•

the Merger would preclude La Jolla’s stockholders from having the opportunity to directly participate in the future performance of La Jolla’s assets and any potential future appreciation of the value of the Shares; however, Parent is a public company and La Jolla’s stockholders would have the choice to invest in Innoviva separately; and

•

the potential conflicts of interest created by the fact that La Jolla’s executive officers and directors have financial interests in the Merger that may be different from or in addition to those of other stockholders, as more fully described in Item 3 under the heading “Past Contracts, Transactions, Negotiations and Agreements—Arrangements Between La Jolla and its Executive Officers, Directors and Affiliates.”

The La Jolla Board considered all of these reasons as a whole and, on balance, concluded that it supported a favorable determination to approve the Merger Agreement and the Transactions, including the Offer and the Merger, and to make its recommendations to La Jolla’s stockholders to tender their Shares to Purchaser pursuant to the Offer.

In addition, the La Jolla Board was aware of and considered the interests of its directors and executive officers that are different from, or in addition to, the interests of La Jolla’s stockholders generally, including the treatment of equity awards held by such directors and executive officers in the Merger described in Item 3 under the heading “Arrangements Between La Jolla and its Executive Officers, Directors and Affiliates” and the obligation of the combined company to indemnify La Jolla directors and officers against certain claims and liabilities.

The foregoing discussion of the information and reasons that the La Jolla Board considered is not intended to be exhaustive, but rather is meant to include the material reasons that the La Jolla Board considered. The La Jolla Board collectively reached the conclusion to approve the Merger Agreement and the Transactions, including the Offer and the Merger, in light of the various reasons described above and other reasons that the members of the La Jolla Board believed were appropriate. In view of the complexity and wide variety of reasons, both positive and negative, that the La Jolla Board considered in connection with its evaluation of the Merger, the La Jolla Board did not find it practical, and did not attempt, to quantify, rank or otherwise assign relative or specific weights or values to any of the reasons it considered in reaching its decision and did not undertake to make any specific determination as to whether any particular reason, or any aspect of any particular reason, was favorable or unfavorable to the ultimate determination of the La Jolla Board. In considering the reasons discussed above, individual directors may have given different weights to different reasons.

The foregoing description of La Jolla’s consideration of the reasons supporting the Transactions is forward-looking in nature. This information should be read in light of the reasons discussed in Item 8 under the heading “Additional Information—Forward-looking Statements.”

Intent to Tender

To La Jolla’s knowledge, after making reasonable inquiry, all of La Jolla’s executive officers and directors currently intend to tender or cause to be tendered pursuant to the Offer all Shares held of record or beneficially owned by such persons immediately prior to the expiration of the Offer, as it may be extended (other than Shares for which such holder does not have discretionary authority). The foregoing does not include any Shares over which, or with respect to which, any such executive officer or director acts in a fiduciary or representative capacity or is subject to the instructions of a third party with respect to such tender.

In addition, Parent and Purchaser have entered into the Support Agreement with the Supporting Stockholders, to tender all of their Shares subject to the Support Agreement. Holders representing approximately 40% of the outstanding voting power of La Jolla as of July 15, 2022 are subject to the Support Agreement.

Opinion of Cowen and Company, LLC, La Jolla’s Financial Advisor

Pursuant to an engagement letter dated February 4, 2022, La Jolla retained Cowen to act as its exclusive financial advisor in connection with certain potential strategic transactions, including a possible sale of La Jolla and to render an opinion to the La Jolla Board as to the fairness, from a financial point of view, to the holders of Common Stock of the Offer Price to be received by such stockholders of La Jolla in the Offer (solely with respect to the Offer Price to be received for such stockholders’ Common Stock, and not with respect to any consideration to be received for any Series C Preferred Stock) pursuant to the terms of the Merger Agreement.

On July 10, 2022, Cowen delivered certain of its written analyses and its oral opinion to the La Jolla Board, subsequently confirmed in writing as of the same date, to the effect, based upon that and subject to the various assumptions, qualifications and limitations set forth therein, as of July 10, 2022, the Offer Price to be received by the holders of Common Stock in the Offer (solely with respect to the Offer Price to be received for such stockholders’ Common Stock, and not with respect to any consideration to be received for any Series C Preferred Stock) was fair, from a financial point of view, to such stockholders of La Jolla.

The full text of the written opinion of Cowen, dated July 10, 2022, is attached as Annex I and is incorporated by reference. Holders of Common Stock are urged to read the opinion in its entirety for the assumptions made, procedures followed, other matters considered and limits of the review by Cowen. The summary of the written opinion of Cowen set forth herein is qualified in its entirety by reference to the full text of such opinion. Cowen’s analyses and opinion were prepared for and addressed to the La Jolla Board and are directed only to the fairness, from a financial point of view, of the Offer Price to be received by the holders of Common Stock in the Offer (solely with respect to the Offer Price to be received for such stockholders’ Common Stock, and not with respect to any consideration to be received for any Series C Preferred Stock), and do not constitute an opinion as to the merits of the Transactions or a recommendation to any stockholder or any other person as to whether such person should tender his or her Shares in the Offer or to take any other action in connection with the proposed Transactions or otherwise. The Offer Price to be received by the holders of Common Stock in the Offer was determined through negotiations between La Jolla and Innoviva and not pursuant to any recommendation of Cowen.

In arriving at its opinion, Cowen reviewed and considered such financial and other matters as it deemed relevant, including, among other things:

•	the execution version of the Merger Agreement dated July 10, 2022;

•	certain publicly available financial and other information for La Jolla and certain other relevant financial and operating data furnished to Cowen by management of La Jolla;

•

certain internal financial analyses, financial forecasts (referred to in this section as the “La Jolla Forecasts”), reports and other information concerning La Jolla prepared by the management of La Jolla, as described under “Certain Information Provided by the Parties—Certain Projected Information” below;

•	consensus estimates and financial projections in Wall Street analyst reports (together, referred to in this section as the “Wall Street Projections”) for La Jolla;

•

discussions Cowen had with certain members of the management of La Jolla concerning the historical and current business operations, financial conditions and prospects of La Jolla and such other matters Cowen deemed relevant;

•	certain operating results of La Jolla as compared to the operating results of certain publicly traded companies Cowen deemed relevant;

•	certain financial and stock market information for La Jolla as compared with similar information for certain publicly traded companies Cowen deemed relevant;

•	certain financial terms of the Transactions as compared to the financial terms of certain selected business combinations Cowen deemed relevant; and

•	such other information, financial studies, analyses and investigations and such other factors that Cowen deemed relevant for the purposes of its opinion.

In conducting its review and arriving at its opinion, Cowen, with La Jolla’s consent, assumed and relied, without independent investigation, upon the accuracy and completeness of all financial and other information provided to it by La Jolla or which was publicly available or was otherwise reviewed by Cowen. Cowen did not undertake any responsibility for the accuracy, completeness or reasonableness of, or independent verification of, such information. Cowen relied upon, without independent verifications, the assessment of the management of La Jolla as to the existing products and services of La Jolla and the viability of, and risks associated with, the future products and services of La Jolla. In addition, Cowen did not conduct, nor assume any obligation to conduct, any physical inspection of the properties or facilities of La Jolla. Cowen further relied upon La Jolla’s representation that all information provided to it by La Jolla was accurate and complete in all material respects. Cowen, with La Jolla’s consent, assumed that the La Jolla Forecasts provided to Cowen were reasonably prepared by the management of La Jolla on bases that reflected the best then currently available estimates and good faith judgments of such management as to the future performance of La Jolla, and that such La Jolla Forecasts, and the Wall Street Projections utilized in Cowen’s analyses, provided a reasonable basis for its opinion. Cowen expressed no opinion as to the La Jolla Forecasts, the Wall Street Projections or the assumptions on which they were made. Cowen expressly disclaimed any undertaking or obligation to advise any person of any change in any fact or matter affecting its opinion of which Cowen becomes aware after the date of its opinion.

Cowen assumed that there were no material changes in the assets, liabilities, financial condition, results of operations, business or prospects of La Jolla since the date of the last financial statements made available to it. Cowen did not make or obtain any independent evaluations, valuations or appraisals of the assets or liabilities of La Jolla, nor was Cowen furnished with such materials. In addition, Cowen did not evaluate the solvency or fair value of La Jolla, Innoviva or Purchaser under any state or federal laws relating to bankruptcy, insolvency or similar matters. Cowen’s opinion did not address any legal, tax, accounting or regulatory matters related to the Merger Agreement or the Transactions, as to which Cowen assumed that La Jolla and the La Jolla Board had received such advice from legal, tax, accounting and regulatory advisors as each had determined appropriate. Cowen’s opinion addressed only the fairness of the Offer Price, from a financial point of view to the stockholders of La Jolla (solely with respect to the Offer Price to be received for such stockholders’ Common Stock, and not with respect to any consideration to be received for any Series C Preferred Stock). Cowen expressed no view as to any other aspect or implication of the Transactions or any other agreement, arrangement or understanding entered into in connection with the Transactions or otherwise. Cowen’s opinion was necessarily based upon economic and market conditions and other circumstances as they existed and could be evaluated by Cowen on the date of its opinion. It should be understood that although subsequent developments may affect its opinion, Cowen does not have any obligation to update, revise or reaffirm its opinion and Cowen expressly disclaims any responsibility to do so.

Cowen did not consider any potential legislative or regulatory changes then being considered or recently enacted by the United States or any foreign government, or any domestic or foreign regulatory body, or any changes in accounting methods or generally accepted accounting principles that may be adopted by the SEC, the Financial Accounting Standards Board, or any similar foreign regulatory body or board.

For purposes of rendering its opinion, Cowen assumed, in all respects material to its analysis, that the representations and warranties of each party contained in the Merger Agreement were true and correct, that each party would perform all of the covenants and agreements required to be performed by it under the Merger Agreement and that all conditions to the consummation of the Transactions would be satisfied without waiver thereof. Cowen also assumed that all governmental, regulatory and other consents and approvals contemplated by the Merger Agreement would be obtained. Cowen assumed that the Transactions would be consummated in a manner that complies with the applicable provisions of the Securities Act of 1933, as amended, the Exchange Act and all other applicable federal and state statutes, rules and regulations.

Cowen’s opinion is intended for the benefit and use of the La Jolla Board in its consideration of the financial terms of the Transactions. Cowen’s opinion does not constitute a recommendation to any stockholder or any other person as to whether such person should tender his or her Shares in the Offer or to take any other action in connection with the Transactions or otherwise. Cowen has not been requested to opine as to, and its opinion does not in any manner address, La Jolla’s underlying business decision to effect the Transactions or the relative merits of the Transactions as compared to other business strategies or transactions that might be available to La Jolla. Additionally, Cowen was not engaged to be involved in any determinations of the La Jolla Board, or La Jolla’s management to pursue strategic alternatives. In addition, Cowen has not been requested to opine as to, and its opinion does not in any manner address (i) any consideration to be received by any holder of Series C Preferred Stock, solely in its capacity as a holder of Series C Preferred Stock, (ii) the fairness of the amount or nature of the compensation to any of La Jolla’s officers, directors or employees, or class of such persons, relative to the compensation to the public stockholders of La Jolla, or (iii) whether Innoviva or Purchaser has sufficient cash, available lines of credit or other sources of funds to enable it to pay the consideration at the closing of the Transactions.

Summary of Material Financial Analyses

The following is a summary of the principal financial analyses performed by Cowen to arrive at its opinion. Some of the summaries of financial analyses include information presented in tabular format. In order to fully understand the financial analyses, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses. Considering the data set forth in the tables without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of the financial analyses. Cowen performed certain procedures, including each of the financial analyses described below, and reviewed with the management of La Jolla the assumptions on which such analyses were based and other factors, including the historical and projected financial results of La Jolla. No limitations were imposed by the La Jolla Board with respect to the investigations made or procedures followed by Cowen in rendering its opinion.

Selected Public Companies Analysis. To provide contextual data and comparative market information, Cowen compared selected operating and financial data and multiples for La Jolla to the corresponding data and multiples of certain other companies (which we refer to in this section as the “selected companies”) whose securities are publicly traded and that Cowen believed, in the exercise of its professional judgment and experience, have one or more businesses or operating characteristics (such as sales channels) similar to La Jolla. These companies were:

•	Assertio Holdings, Inc.

•	Collegium Pharmaceutical, Inc.

•	Eagle Pharmaceuticals, Inc.

•	Emergent BioSolutions Inc.

•	Paratek Pharmaceuticals, Inc.

•	Supernus Pharmaceuticals, Inc.

The data and multiples reviewed by Cowen included the market capitalization of common stock, based on fully-diluted shares outstanding calculated using the treasury stock method, plus total debt less cash and cash equivalents, on a pro forma as adjusted basis for material business development transactions (which we refer to in this section as “total enterprise value”), of each of the selected companies, as a multiple of revenue, calculated on a forecasted basis for calendar year 2022 (which we refer to in this section as “2022E Revenue”) based on S&P Global Markets Intelligence consensus estimates and equity research analyst forecasts for the selected companies.

The following table presents the multiples of total enterprise value to 2022E Revenue for the selected companies. The information in the table is based on the closing stock prices of the selected companies as of July 8, 2022 (the last day of trading prior to the meeting of the La Jolla Board to adopt the Merger Agreement and approve the Merger).

Total Enterprise Value as a multiple of 2022E Revenue
Assertio Holdings, Inc.	1.3x
Collegium Pharmaceuticals, Inc.	2.8x
Eagle Pharmaceuticals, Inc.	1.6x
Emergent BioSolutions Inc.	1.7x
Paratek Pharmaceuticals, Inc.	2.0x
Supernus Pharmaceuticals, Inc.	2.4x

Based upon the information presented above, Cowen’s experience in the specialty pharmaceuticals industry and its professional judgment, Cowen applied a reference multiple range equal to the low and high multiples for the selected companies to La Jolla’s revenue, calculated on a forecasted basis for calendar year 2022 and net of the royalties payable by a wholly owned subsidiary of La Jolla to certain entities managed by Healthcare Royalty Management, LLC (“HCR”), based on the La Jolla Forecasts, to calculate an implied enterprise value reference range for La Jolla. Cowen then subtracted total debt and added cash and cash equivalents, on a pro forma as adjusted basis for material business development transactions, to derive an implied equity value reference range. The figures in the implied equity value reference range for La Jolla were then divided by the number of fully-diluted shares outstanding calculated using the treasury stock method to calculate a reference range of implied values per share of Common Stock. This analysis, when rounded to the nearest $0.10, resulted in the range of implied per share equity value of the Common Stock set forth in the table below, as compared to the closing price of Common Stock of $3.39 per share as of July 8, 2022 and the Offer Price of $6.23 per Share.

	Reference Multiple Range	Implied Value per Fully-Diluted Share
Implied Enterprise Value as a multiple of 2022E Revenue	1.3x – 2.8x	$3.90 – $6.10

Although the selected companies were used for comparison purposes, none of those companies is directly comparable to La Jolla. Accordingly, an analysis of the results of such a comparison is not purely mathematical, but instead involves complex considerations and judgements concerning differences in historical and projected financial and operating characteristics of the selected companies and other factors that could affect the public trading value of the selected companies or La Jolla to which they are being compared.

Selected Transactions Analysis. Cowen reviewed the financial terms, to the extent publicly available based on S&P Global Markets Intelligence and company filings, of five transactions (which we refer to in this section as the “selected transactions”) involving the acquisition of companies in the specialty pharmaceuticals industry and which Cowen believed, in the exercise of its professional judgment and experience, have one or more businesses or operating characteristics (such as sales channels) that Cowen deemed relevant, and which were announced since February 13, 2020. These transactions and the dates announced were:

Announcement Date	Target	Acquiror
February 13, 2020	Melinta Therapeutics, Inc.	Deerfield Management, L.P.
June 24, 2020	Tetraphase Pharmaceuticals, Inc.	La Jolla Pharmaceutical Company
October 1, 2020	AMAG Pharmaceuticals, Inc.	Covis Group S.à.r.l
February 14, 2022	BioDelivery Sciences International, Inc.	Collegium Pharmaceutical, Inc.
May 31, 2022	TherapeuticsMD, Inc.	Athene Parent, Inc. (an affiliate of EW Healthcare Partners)

The data and multiples reviewed by Cowen included the implied enterprise value paid in each of the selected transactions as a multiple of the target company’s projected revenue for the first fiscal year following the announcement of the applicable selected transaction (which we refer to in this section as “FY+1 Revenue”).

The following table presents the multiple of implied enterprise value to FY+1 Revenue for each of the selected transactions, based on S&P Global Markets Intelligence and company filings as of July 8, 2022:

Implied Enterprise Value as a multiple of FY+1 Revenue
Melinta Therapeutics, Inc. / Deerfield Management, L.P.	2.6x
Tetraphase Pharmaceuticals, Inc. / La Jolla Pharmaceutical Company	2.0x
AMAG Pharmaceuticals, Inc. / Covis Group S.à.r.l	3.0x
BioDelivery Sciences International, Inc. / Collegium Pharmaceutical, Inc.	2.9x
TherapeuticsMD, Inc. / Athene Parent, Inc. (an affiliate of EW Healthcare Partners)	1.0x

Based upon the information presented above, Cowen’s experience in the specialty pharmaceuticals industry and its professional judgment, Cowen applied a selected multiple range of 1.0x to 3.0x (which corresponds to the low and high multiple observed in Cowen’s review of the selected transactions) to La Jolla’s revenue, calculated on a forecasted basis for calendar year 2022 and net of the royalties payable by La Jolla to HCR, based on the La Jolla Forecasts, to calculate an implied enterprise value reference range for La Jolla. Cowen then subtracted total debt and added cash and cash equivalents, on a pro forma as adjusted basis for material business development transactions, to derive an implied equity value reference range. The figures in the implied equity value reference range for La Jolla were then divided by the number of fully-diluted shares outstanding calculated using the treasury stock method to calculate a reference range of implied equity values per share of Common Stock. This analysis resulted in the range of implied per share equity value of Common Stock set forth in the table below, as compared to the closing price of Common Stock of $3.39 per share as of July 8, 2022, and the Offer Price of $6.23 per Share.

	Reference Multiple Range	Implied Value per Fully-Diluted Share
Implied Enterprise Value as a multiple of 2022E Revenue	1.0x – 3.0x	$3.40 – $6.40

Although the selected transactions were used for comparison purposes, none of those transactions is directly comparable to the Transactions, and none of the companies party to any of the selected transactions is directly comparable to La Jolla. Accordingly, an analysis of the results of such a comparison is not purely mathematical, but instead involves complex considerations and judgements concerning differences in historical and projected financial and operating characteristics of the selected companies and other factors that could affect the acquisition value of such companies or La Jolla to which they are being compared.

Discounted Cash Flow Analyses. Cowen performed a discounted cash flow analysis of La Jolla to derive a range of implied equity values per share of Common Stock based upon the discounted present value of the projected after-tax cash flows, discounted to June 30, 2022, of: (i) La Jolla described in the La Jolla Forecasts for the 6-month period ending December 31, 2022, the calendar years ending December 31, 2023 through December 31, 2026 and the terminal value of La Jolla at December 31, 2026 (which we refer to in this section as the “5-Year DCF Analysis”), based upon multiples of earnings before interest expense, income taxes, depreciation, and amortization (which we refer to in this section as “EBITDA”); and (ii) La Jolla’s GIAPREZA and XERAVA products described in the La Jolla Forecasts for the 6-month period ending December 31, 2022 and the calendar years ending December 31, 2023 through December 31, 2040, without terminal value (which we refer to in this section as the “Product Lifecycle Analysis”). After-tax cash flow was calculated by taking projected earnings before interest expense and income taxes (which we refer to in this section as “EBIT”) and subtracting from this amount projected taxes, changes in working capital, and certain royalty obligation payments and adding back projected depreciation and amortization. These analyses were based upon certain assumptions described by, projections supplied by, and discussions held with the management of La Jolla, including an assumption as to loss of patent exclusivity for GIAPREZA and XERAVA in 2034 and 2029, respectively. In performing these analyses, Cowen utilized discount rates ranging from 17.5% to 22.5%, which were selected based on La Jolla’s estimated weighted average cost of capital determined by applying the capital asset pricing model, which was derived based on Cowen’s experience and professional judgement and included assumptions regarding post-tax cost of debt, market risk premium, equity size premium, risk free rate, beta and debt to total capitalization. Cowen utilized terminal multiples of revenue ranging from 1.3x to 2.8x in the case of the 5-Year DCF Analysis, these multiples representing the general range of multiples of revenue for the selected companies as described above.

Utilizing the methodologies described above, this analysis resulted in a range of implied approximate equity values per share of Common Stock of:

•	$4.30 to $7.10 per share, in the case of the 5-Year DCF Analysis; and

•	$5.60 to $6.80 per share, in the case of the Product Lifecycle Analysis,

as compared to the closing price of Common Stock of $3.39 per share as of July 8, 2022 and the Offer Price of $6.23 per Share.

Other Factors. Cowen also noted certain other factors with respect to La Jolla, which were not considered material to its financial analyses with respect to its opinion, but were referenced for informational purposes only, including, among other things, the following:

Illustrative BioPharma Precedent Premiums Paid Analysis. Cowen reviewed and analyzed, using publicly available data obtained from S&P Global Markets Intelligence and public company filings, the premiums paid in merger and acquisition (“M&A”) transactions involving a target in the biopharma industry with $100 million to $1 billion in enterprise value from January 1, 2017 to July 8, 2022. Cowen calculated the average premium of the price paid in such transactions relative to the target company’s closing share price one day prior to the announcement of the transaction. This analysis indicated a range of 23% to 367%, where the 25th percentile was 46%, the median was 66%, and the 75th percentile was 121%.

Based on the information presented above and Cowen’s professional judgment and experience, Cowen applied the reference ranges of illustrative premiums paid of 46% to 121% (which correspond to the 25th percentile and 75th percentile of the premiums paid observed in Cowen’s review of public target M&A transactions target in the biopharma industry described above) to the closing price for shares of Common Stock on July 8, 2022. This analysis resulted in a range of implied values per share of Common Stock of $4.90 to $7.50, as compared to the closing price of Common Stock of $3.39 per share as of July 8, 2022, and the Offer Price of $6.23 per Share.

52 Week High / Low. Cowen reviewed the trading prices of the shares of Common Stock during the 52-week period prior to July 8, 2022, noting that the low and high intraday prices during such period ranged from $3.10 to $5.10 per share of Common Stock.

Research Analyst Price Target. Cowen reviewed one price target for the shares of Common Stock prepared and published during the preceding 12-month period by one equity research analyst that was publicly available as of July 8, 2022. This price target reflected that analyst’s estimate of the future public market trading price of the shares of Common Stock at the time such price target was published. As of July 8, 2022, the undiscounted price target of such equity research analyst per share of Common Stock was $4.00. Cowen calculated the present value of this equity research analyst price target by applying a discount rate of 19.7%, based on an estimate of La Jolla’s cost of equity which was determined by Cowen by applying the capital asset pricing model, which resulted in a present value of $3.35 per share of Common Stock.

Public market trading price targets published by equity research analysts do not necessarily reflect current market trading prices for the shares of Common Stock, and these target prices and the analysts’ earnings estimates on which they are based are subject to risk and uncertainties, including factors affecting the financial performance of La Jolla and future general industry and market conditions.

General

The summary set forth above does not purport to be a complete description of all the analyses performed by Cowen. The preparation of a fairness opinion involves various determinations as to the most appropriate and relevant methods of financial analysis and the application of these methods to the particular circumstances and, therefore, such an opinion is not readily susceptible to partial analysis or summary description. Cowen did not attribute any particular weight to any analysis or factor considered by it, but rather made qualitative judgments as to the significance and relevance of each analysis and factor. Accordingly, notwithstanding the separate factors summarized above, Cowen believes, and has advised the La Jolla Board, that its analyses must be considered as a whole and that selecting portions of its analyses and the factors considered by it, without considering all analyses and factors, could create an incomplete view of the process underlying its opinion. In performing its analyses, Cowen made numerous assumptions with respect to industry performance, business and economic conditions and other matters, many of which are beyond the control of La Jolla or Innoviva, as applicable. These analyses performed by Cowen are not necessarily indicative of actual values or future results, which may be significantly more or less favorable than suggested by such analyses. In addition, analyses relating to the value of businesses do not purport to be appraisals or to reflect the prices at which businesses or securities may actually be sold. Accordingly, such analyses and estimates are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of the parties or their respective advisors. None of La Jolla, Innoviva, Cowen or any other person assumes responsibility if future results are materially different from those projected. The analyses supplied by Cowen and its opinion were among several factors taken into consideration by the La Jolla Board in making its decision to approve the Merger Agreement and enter into the Transactions and should not be considered as determinative of such decision.

Cowen was selected by La Jolla to render an opinion to the La Jolla Board because of Cowen’s expertise, industry experience, prior relationship with La Jolla and familiarity with La Jolla. Cowen was also selected by La Jolla to render an opinion to the La Jolla Board because Cowen is a nationally recognized investment banking firm and because, as part of its investment banking business, Cowen is continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. Cowen is providing financial services for La Jolla for which it will receive customary fees, as described in more detail below. In addition, in the ordinary course of its business, Cowen and its affiliates may trade the equity securities of La Jolla and Innoviva for their own account and for the accounts of their customers, and, accordingly, may at any time hold a long or short position in such securities. Cowen and its affiliates in the ordinary course of business have from time to time provided, or in the future may provide, commercial and investment banking services to La Jolla, Innoviva or their respective affiliates, including serving as a financial advisor on potential acquisitions and as an underwriter on equity offerings, and have received or may in the future receive fees for the rendering of such services. In the two years preceding the date of its opinion, certain entities managed by HCR, an affiliate of Cowen, received royalty payments on worldwide net sales of GIAPREZA from a wholly owned subsidiary of La Jolla pursuant to that certain revenue interest agreement, dated as of May 10, 2018, between such entities managed by HCR and such subsidiary of La Jolla. In the two years preceding the date of its opinion, Cowen did not perform any commercial or investment banking services for La Jolla, Innoviva or any other party to the Merger Agreement for which Cowen received compensation. The issuance of Cowen’s opinion was approved by Cowen’s fairness opinion review committee.

Pursuant to the Cowen engagement letter, if the Transactions are consummated, Cowen will be entitled to receive a transaction fee equal to approximately $3.1 million. La Jolla has also agreed to pay a fee of $500,000 to Cowen for rendering its opinion, which will be credited against any transaction fee paid. Additionally, La Jolla has agreed to reimburse Cowen for certain of its out-of-pocket expenses, including attorneys’ fees, and has agreed to indemnify Cowen against certain liabilities, including liabilities under the federal securities laws. The terms of the fee arrangement with Cowen, which are customary in transactions of this nature, were negotiated at arm’s length between La Jolla and Cowen, and the La Jolla Board was aware of the arrangement, including the fact that a significant portion of the fee payable to Cowen is contingent upon the completion of the Transactions.

Other Information

Certain Information Provided by the Parties

Certain Projected Information

As a matter of course, La Jolla does not publicly disclose long-term projections of future financial results due to the inherent unpredictability and subjectivity of underlying assumptions and estimates. In connection with its evaluation of the Offer and the Merger, the La Jolla Board considered two sets of unaudited, non-public financial projections prepared by La Jolla management at the request of the La Jolla Board, with respect to La Jolla as a standalone company, and based on generic challenges to La Jolla’s marketed products to evaluate the impact of generic entry on La Jolla’s long-term business, which were also used for the purposes of Cowen’s financial analyses and opinion (which opinion is attached to this Schedule 14D-9 as Annex I).

The first set of unaudited, non-public financial projections prepared by La Jolla management, which we refer to as the “Five-Year Projections,” cover the six-month period ending December 31, 2022 and the calendar years 2022-2026 and were prepared at the request of the La Jolla Board in order to inform the La Jolla Board’s review of the contemplated transactions in comparison to La Jolla’s other strategic alternatives. The Five-Year Projections include certain assumptions relating to, among other things: (i) revenue growth rates, including underlying assumptions relating to product pricing, market penetration, the availability and amount of reimbursement, peak U.S. sales and patent life of products; (ii) gross margins; (iii) operating costs; and (iv) general business, economic, competitive, regulatory, and other market and financial conditions, all of which are difficult to predict and many of which are beyond La Jolla’s control. The Five-Year Projections were not probability weighted.

The second set of unaudited, non-public financial projections prepared by La Jolla management, which we refer to as the “Product Life Cycle Projections,” include the Five-Year Projections and the calendar years 2027-2040 and were prepared at the request of the La Jolla Board in order to inform the La Jolla Board’s review of the contemplated transactions in comparison to La Jolla’s other strategic alternatives. The Product Life Cycle Projections extend through loss of exclusivity (as compared to the five-year forecasts included in the Five-Year Projections), which assumes generic competition of GIAPREZA and XERAVA in 2034 and 2029, respectively. The Product Life Cycle Projections reflected the projected long-term growth potential of GIAPREZA and XERAVA, including, among other things, the impact of potential generic competitors.

We refer to the Five-Year Projections and the Product Life Cycle Projections collectively as the management projections. A summary of the management projections is set forth below. The Five-Year Projections were provided to Parent and the Product Life Cycle Projections were used by the La Jolla Board to evaluate the long-term value of La Jolla.

The inclusion of the management projections below should not be deemed an admission or representation by La Jolla, Cowen, or any of their respective officers, directors, employees, affiliates, advisors, or other representatives with respect to such projections. The management projections are not included to influence your views on the Offer or the Merger described in this Schedule 14D-9 but solely to provide stockholders access to certain non-public information that was provided to the La Jolla Board in connection with its evaluation of the Offer and the Merger and to Cowen to assist with its financial analyses as described in this Item 4 under the heading “The Solicitation or Recommendation—Opinion of Cowen and Company, LLC, La Jolla’s Financial Advisor.” The information from the management projections included below should be evaluated, if at all, in conjunction with the historical financial statements and other information regarding La Jolla in its public filings with the SEC. Because the management projections were prepared on a standalone basis, they do not give effect to the proposed Transactions.

The management projections were not prepared with a view toward public disclosure, nor were they prepared with a view toward compliance with published guidelines of the SEC, the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information, or U.S. generally accepted accounting principles (“GAAP”). Such financial measures used in the management projections were relied upon by Cowen, with La Jolla’s consent, for purposes of its opinion and by the La Jolla Board in connection with its consideration of the Offer and the Merger. Such financial measures were provided to a financial advisor for the purpose of rendering an opinion that is materially related to the business combination transaction, and therefore are excluded from the definition of non-GAAP financial measures, and as a result, a reconciliation of a non-GAAP financial measure to a GAAP financial measure is not required. Accordingly, La Jolla management did not provide a reconciliation of a non-GAAP financial measure to a GAAP financial measure to Cowen or the La Jolla Board and La Jolla has not provided a reconciliation of the financial measures included in the management projections to the relevant GAAP financial measures. Neither the independent registered public accounting firm of La Jolla, Parent, nor any other independent accountant has audited, reviewed, compiled, examined or performed any procedures with respect to the accompanying unaudited prospective financial information for the purpose of its inclusion herein, and accordingly, neither the independent registered public accounting firm of La Jolla nor any other independent accountant expresses an opinion or provides any form of assurance with respect thereto for the purpose of this Schedule 14D-9.

The management projections were prepared for internal use and are subjective in many respects. As a result, these management projections are susceptible to multiple interpretations and periodic revisions based on actual experience and business developments. Although La Jolla believes its assumptions to be reasonable, all financial projections are inherently uncertain, and La Jolla expects that differences will exist between actual and projected results. Although presented with numerical specificity, the management projections reflect numerous variables, estimates and assumptions made by La Jolla’s management at the time they were prepared, and also reflect general business, economic, regulatory, market, and financial conditions and other matters, all of which are difficult to predict and many of which are beyond La Jolla’s control. In addition, the management projections cover multiple years, and this information by its nature becomes subject to greater uncertainty with each successive year. Accordingly, there can be no assurance that the estimates and assumptions made in preparing the management projections will prove accurate or that any of the management projections will be realized.

The management projections are subject to many risks and uncertainties and you are urged to review the risks included in Item 8 under the heading “Additional Information—Forward-looking Statements” for additional information regarding the risks inherent in forward-looking information such as the management projections.

The inclusion of the management projections herein should not be regarded as an indication that La Jolla, Cowen, or any of their respective affiliates or representatives considered or consider the management projections to be necessarily indicative of actual future events, and the management projections should not be relied upon as such. The management projections do not take into account any circumstances or events occurring after the date they were prepared. La Jolla does not intend to, and disclaims any obligation to, update, correct or otherwise revise the management projections to reflect circumstances existing or arising after the date the management projections were generated or to reflect the occurrence of future events, even in the event that any or all of the assumptions or other information underlying the management projections are shown to be in error. Furthermore, the management projections do not take into account the effect of any failure of the Merger to be consummated and should not be viewed as accurate or continuing in that context.

The management projections set forth below include earnings before interest and tax (“EBIT”) and unlevered free cash flow, which are (subject to the disclosure above) non-GAAP financial measures.

In light of the foregoing factors and the uncertainties inherent in financial projections, La Jolla’s stockholders are cautioned not to place undue reliance, if any, on the management projections.

La Jolla Projections

Five-Year Projections (in millions)

	2H 2022	2023	2024	2025	2026
Total net revenue	$36	$70	$88	$110	$125
EBITDA	$12	$21	$35	$54	$65
EBIT	$10	$15	$29	$48	$59
Tax paid	—	—	—	—	—
Changes in working capital	$9	($7)	($4)	($4)	($3)
Depreciation and amortization expense	$1	$2	$2	$2	$2
Worldwide HCR Payments	($3)	($8)	($14)	($19)	($24)
Unlevered free cash flow, net of HCR payments	$17	$2	$13	$27	$34

Product Life Cycle Projections (in millions)

	2H 2022	2023	2024	2025	2026	2027	2028	2029	2030	2031	2032	2033	2034	2035	2036	2037	2038	2039	2040
Total net revenue	$36	$70	$88	$110	$125	$136	$151	$159	$156	$154	$162	$170	$171	$128	$123	$127	$131	$135	$139
EBITDA	$12	$21	$35	$54	$65	$73	$85	$90	$85	$80	$84	$89	$79	$44	$42	$47	$52	$57	$62
EBIT	$10	$15	$29	$48	$59	$67	$79	$84	$80	$75	$79	$84	$75	$39	$37	$42	$47	$52	$57
Tax paid	—	—	—	—	—	—	—	—	—	($9)	($21)	($22)	($19)	($10)	($10)	($11)	($12)	($14)	($15)
Changes in working capital	$9	($7)	($4)	($4)	($3)	($3)	($3)	($2)	—	($2)	($1)	($2)	($1)	$11	$2	—	($1)	—	—
Depreciation and amortization expense	$1	$2	$2	$2	$2	$2	$2	$1	—	—	—	—	—	—	—	—	—	—	—
Worldwide HCR Payments	($3)	($8)	($14)	($19)	($24)	($26)	($28)	($29)	($31)	—	—	—	—	—	—	—	—	—	—
Unlevered free cash flow, net of HCR payments	$17	$2	$13	$27	$34	$40	$50	$54	$49	$64	$57	$60	$55	$40	$29	$31	$34	$38	$42

ITEM 5.	PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED

La Jolla has retained Cowen to act as its financial advisor in connection with the Offer and the Merger, and in connection with such engagement, Cowen delivered an opinion and is entitled to be paid the fees described in Item 4 under the heading “The Solicitation or Recommendation—Opinion of Cowen and Company, LLC, La Jolla’s Financial Advisor.”

Information pertaining to the retention of Cowen in Item 4 under the heading “The Solicitation or Recommendation—Opinion of Cowen and Company, LLC, La Jolla’s Financial Advisor” is hereby incorporated by reference in this Item 5.

Except as set forth above, neither La Jolla nor any person acting on its behalf has employed, retained or compensated any person to make solicitations or recommendations to La Jolla’s stockholders on its behalf concerning the Offer or the Merger, except that such solicitations or recommendations may be made by directors, officers or employees of La Jolla, for which services no additional compensation will be paid.

ITEM 6.	INTEREST IN SECURITIES OF THE SUBJECT COMPANY

Other than (i) the transactions set forth in the table below in this Item 6. Interest in Securities of the Subject Company and (ii) the grant or cash exercise and holding of La Jolla Options in the ordinary course, no transactions with respect to Shares have been effected by La Jolla or, to the knowledge of La Jolla after making reasonable inquiry, by any of its executive officers, directors, affiliates or subsidiaries during the sixty (60) days prior to the date of this Schedule 14D-9.

Recent Transactions by La Jolla and Directors, Executive Officers, Affiliates and Subsidiaries of La Jolla

Name	Date of Transaction	Nature of Transaction	Number of Shares	Price Per Share
La Jolla	7/8/2022	Sale effected pursuant to an existing Rule 10b5-1 trading plan.	11,173	$3.39
La Jolla	7/7/2022	Sale effected pursuant to an existing Rule 10b5-1 trading plan.	9,520	$3.29
La Jolla	7/6/2022	Sale effected pursuant to an existing Rule 10b5-1 trading plan.	13,168	$3.26
La Jolla	7/5/2022	Sale effected pursuant to an existing Rule 10b5-1 trading plan.	13,500	$3.19
La Jolla	7/1/2022	Sale effected pursuant to an existing Rule 10b5-1 trading plan.	12,219	$3.17
Michael Hearne	6/30/2022	Acquisition of shares pursuant to La Jolla’s ESPP.	236	$2.71
La Jolla	6/30/2022	Sale effected pursuant to an existing Rule 10b5-1 trading plan.	13,200	$3.20
La Jolla	6/29/2022	Sale effected pursuant to an existing Rule 10b5-1 trading plan.	12,617	$3.31
La Jolla	6/28/2022	Sale effected pursuant to an existing Rule 10b5-1 trading plan.	13,200	$3.40
La Jolla	6/27/2022	Sale effected pursuant to an existing Rule 10b5-1 trading plan.	13,080	$3.45
La Jolla	6/24/2022	Sale effected pursuant to an existing Rule 10b5-1 trading plan.	13,396	$3.41
La Jolla	6/23/2022	Sale effected pursuant to an existing Rule 10b5-1 trading plan.	12,500	$3.38
La Jolla	6/22/2022	Sale effected pursuant to an existing Rule 10b5-1 trading plan.	7,259	$3.38
La Jolla	6/21/2022	Sale effected pursuant to an existing Rule 10b5-1 trading plan.	13,301	$3.44
La Jolla	6/17/2022	Sale effected pursuant to an existing Rule 10b5-1 trading plan.	12,116	$3.42
La Jolla	6/16/2022	Sale effected pursuant to an existing Rule 10b5-1 trading plan.	12,373	$3.27
Michael Hearne	6/15/2022	Acquisition of shares pursuant to La Jolla’s ESPP.	236	$2.72
La Jolla	6/15/2022	Sale effected pursuant to an existing Rule 10b5-1 trading plan.	12,324	$3.23
La Jolla	6/14/2022	Sale effected pursuant to an existing Rule 10b5-1 trading plan.	11,307	$3.45
La Jolla	6/13/2022	Sale effected pursuant to an existing Rule 10b5-1 trading plan.	11,134	$3.49
La Jolla	6/10/2022	Sale effected pursuant to an existing Rule 10b5-1 trading plan.	12,611	$3.58
La Jolla	6/9/2022	Sale effected pursuant to an existing Rule 10b5-1 trading plan.	14,492	$3.75
La Jolla	6/8/2022	Sale effected pursuant to an existing Rule 10b5-1 trading plan.	13,037	$3.78
La Jolla	6/7/2022	Sale effected pursuant to an existing Rule 10b5-1 trading plan.	10,004	$3.82
La Jolla	6/6/2022	Sale effected pursuant to an existing Rule 10b5-1 trading plan.	11,220	$3.85
La Jolla	6/3/2022	Sale effected pursuant to an existing Rule 10b5-1 trading plan.	12,947	$3.86
La Jolla	6/2/2022	Sale effected pursuant to an existing Rule 10b5-1 trading plan.	13,637	$3.91
La Jolla	6/1/2022	Sale effected pursuant to an existing Rule 10b5-1 trading plan.	15,628	$3.97
Michael Hearne	5/31/2022	Acquisition of shares pursuant to La Jolla’s ESPP.	189	$3.41
La Jolla	5/31/2022	Sale effected pursuant to an existing Rule 10b5-1 trading plan.	16,300	$3.91
La Jolla	5/27/2022	Sale effected pursuant to an existing Rule 10b5-1 trading plan.	16,800	$3.85
La Jolla	5/26/2022	Sale effected pursuant to an existing Rule 10b5-1 trading plan.	16,386	$3.97
La Jolla	5/25/2022	Sale effected pursuant to an existing Rule 10b5-1 trading plan.	15,725	$3.86
La Jolla	5/24/2022	Sale effected pursuant to an existing Rule 10b5-1 trading plan.	16,300	$3.78
La Jolla	5/23/2022	Sale effected pursuant to an existing Rule 10b5-1 trading plan.	15,607	$3.88

ITEM 7.	PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS

Except as set forth in this Schedule 14D-9 or as incorporated in this Schedule 14D-9 by reference, La Jolla is not undertaking or engaged in any negotiations in response to the Offer that relate to:

•	a tender offer or other acquisition of La Jolla’s securities by La Jolla, any of its subsidiaries, or any other person;

•	any extraordinary transaction, such as a merger, reorganization or liquidation, involving La Jolla or any of its subsidiaries;

•	any purchase, sale or transfer of a material amount of assets of La Jolla or any of its subsidiaries; or

•	any material change in the present dividend rate or policy, or indebtedness or capitalization of La Jolla.

Except as set forth in this Schedule 14D-9 or as incorporated in this Schedule 14D-9 by reference, there are no transactions, resolutions of the La Jolla Board, agreements in principle or signed contracts entered into in response to the Offer that relate to one or more of the matters referred to in the preceding paragraph.

ITEM 8.	ADDITIONAL INFORMATION

The information set forth in Item 3 under the heading “Past Contacts, Transactions, Negotiations and Agreements—Arrangements Between La Jolla and its Executive Officers, Directors and Affiliates” is incorporated herein by reference.

Golden Parachute Compensation

The following table sets forth the information required by Item 402(t) of Regulation S-K regarding certain compensation which each of La Jolla’s named executive officers may receive or has already received that is based on or that otherwise relates to the Merger. This compensation is sometimes referred to as “golden parachute” compensation. The “golden parachute” compensation payable to these individuals is subject to a non-binding advisory vote of La Jolla’s stockholders. Assuming that the Merger is consummated and La Jolla’s named executive officers are terminated in a qualifying termination of employment and are entitled to full benefits available under their offer letters, these individuals would receive approximately the amounts set forth in the tables below.

No named executive officer will receive any pension or nonqualified deferred compensation that is based on or otherwise triggered by the consummation of the Merger. The amounts indicated below are estimates based on multiple assumptions that may or may not actually occur, including assumptions described in this Schedule 14D-9. As a result, the actual amounts, if any, to be received by a named executive officer may differ from the amounts set forth below. Specifically, the table below assumes that: (i) each named executive officer remains employed by La Jolla through the Effective Time and that the employment of each such La Jolla named executive officer will be terminated immediately following the Effective Time in a manner entitling the named executive officer to receive the severance benefits in Item 3 under the heading “Past Contacts, Transactions, Negotiations and Agreements—Arrangements with Parent and Purchaser and Their Affiliates—Executive Severance Arrangements”; (ii) no named executive officer receives any additional equity grants on or prior to the Effective Time; (iii) no named executive officer enters into new agreements with La Jolla or Parent, or is otherwise legally entitled to, prior to the Effective Time, additional compensation or benefits; and (iv) no payments are delayed due to Section 409A of the Code. The amounts shown in the tables do not include the value of payments or benefits that would have been earned, or any amounts associated with equity awards that would vest pursuant to their terms, on or prior to the Effective Time, or the value of payments or benefits that are not based on or otherwise related to the Merger.

Change-in-Control Compensation

Name	Cash ($)(1)	Equity ($)(2)	Perquisites/ Benefits ($)(3)	Total ($)
Larry Edwards	$1,224,300	$2,027,015	$59,595	$3,310,910
Michael Hearne	$—	$388,612	$—	$388,612

(1)

Amount shown represents cash severance amounts that would be payable on a “double trigger” basis if Mr. Edwards’ employment is terminated without cause or Mr. Edwards resigns for good reason within 12 months after a change in control event, as described in Item 3 under the heading “Past Contacts, Transactions, Negotiations and Agreements—Arrangements with Parent and Purchasers and Their Affiliates—Executive Severance Arrangements.”

(2)

Amount shown represents “single-trigger” amounts payable to the named executive officer on termination and cancellation of La Jolla Options as of the Effective Time. Each La Jolla Option (whether vested or unvested) will be converted into, and represent only, the right of the holder thereof to receive an amount in cash, without interest, equal to the excess, if any, of the Offer Price over the exercise price per share thereof. Assuming the Effective Time occurs on August 22, 2022, amounts payable on termination and cancellation of vested La Jolla Options are $783,957 and $131,292 to Mr. Edwards and Mr. Hearne, respectively, and amounts payable on termination and cancellation of unvested La Jolla Options are $1,243,058 and $257,320 to Mr. Edwards and Mr. Hearne, respectively.

(3)

Amount shown represents the estimated value of continued employee benefit plan coverage and participation that would be payable on a “double trigger” basis if Mr. Edwards’ employment is terminated without cause or the executive officer resigns for good reason within 12 months after a change in control event, as described in Item 3 under the heading “Past Contacts, Transactions, Negotiations and Agreements—Arrangements with Parent and Purchasers and Their Affiliates—Executive Severance Arrangements.” The estimated amounts shown in this column are based on the benefit levels in effect on June 30, 2022, the latest practicable date to determine such amounts before the filing of this Schedule 14D-9. Therefore, if benefit levels are changed after such date, actual payments to Mr. Edwards may be different than those listed in this column.

Stockholder Approval of the Merger Not Required

The La Jolla Board has approved the Merger Agreement and the Transactions, including the Offer and the Merger, in accordance with the DGCL. If the Offer is consummated, La Jolla does not anticipate seeking the approval of La Jolla’s remaining public stockholders before effecting the Merger. Section 251(h) of the DGCL generally provides that, following consummation of a successful tender offer for a public corporation, and subject to certain statutory provisions, if the acquiror owns, or has irrevocably accepted for purchase pursuant to such offer (and which has been received by the depository prior to the expiration of such offer), at least the amount of shares of each class of stock of the target corporation that would otherwise be required to approve a merger for the target corporation, and the other stockholders receive the same consideration for their stock in the merger as was payable in the tender offer, the acquiror can effect a merger without the action of the other stockholders of the target corporation. Accordingly, if the Offer is consummated, La Jolla, Parent and Purchaser intend to effect the closing of the Merger without a vote of the stockholders of La Jolla in accordance with Section 251(h) of the DGCL. If the Merger is effected, statutory appraisal rights under Delaware law in connection with the Merger will be available to stockholders who do not tender their Shares in the Offer, properly demand appraisal of their Shares, and otherwise comply with all required procedures under Delaware law. For a description of these appraisal rights, see the information set forth in this Item 8 under the heading “Appraisal Rights.” Stockholders who do not validly exercise appraisal rights under the DGCL will receive the same cash consideration for their Shares as was payable in the Offer following the consummation of the Merger.

Anti-Takeover Statute

Delaware

La Jolla is incorporated under the laws of the State of Delaware. In general, Section 203 of the DGCL prevents an “interested stockholder” (defined generally to include a person who, together with such person’s affiliates and associates, “owns” (which generally includes beneficial ownership or having the right to acquire or vote, pursuant to an agreement, arrangement or understanding) 15% or more of a corporation’s outstanding voting stock), for a period of three (3) years following the date such person became an interested stockholder, from engaging in a “business combination” (defined to include most mergers and certain other actions and transactions) with a Delaware corporation that has a class of stock listed on a national securities exchange or held of record by more than 2,000 stockholders unless:

•

the transaction in which the stockholder became an interested stockholder or the business combination was approved by board of directors of the corporation before the other party to the business combination became an interested stockholder;

•

upon completion of the transaction that made it an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the commencement of the transaction (excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder) the voting stock owned by directors who are also officers or held in employee benefit plans in which the employees do not have a confidential right to tender or vote stock held by the plan); or

•

the business combination was approved by the board of directors of the corporation and authorized at a meeting of stockholders by the affirmative vote of the holders of at least two-thirds of the outstanding voting stock that the interested stockholder did not own.

Neither Parent nor Purchaser was an “interested stockholder” of La Jolla, as defined in Section 203 of the DGCL, immediately prior to entering into the Merger Agreement and the Support Agreement or for the three (3) year-period preceding such entry thereinto. In accordance with the provisions of Section 203, the La Jolla Board approved the Merger Agreement, the Support Agreement and the Transactions, including the Offer and the Merger, as described in Item 4 under the heading “The Solicitation or Recommendation”. Therefore, the restrictions on business combinations imposed by Section 203 are not applicable to Parent and Purchaser.

Appraisal Rights

No appraisal rights are available to stockholders of La Jolla in connection with the Offer. However, if the Offer is completed and the Merger is consummated (and certain conditions set forth in Section 262(g) of the DGCL are satisfied), the holders of record of shares of La Jolla Common Stock (for purposes of this description of appraisal rights only, “Common Shares”) immediately prior to the Effective Time who: (i) did not tender their Common Shares in the Offer (or who had tendered but subsequently validly withdrawn such tender, and not otherwise waived their appraisal rights), (ii) follow the procedures set forth in Section 262 of the DGCL to properly demand appraisal, (iii) continuously hold their Common Shares from the date of making such demand through the Effective Time and (iv) do not thereafter validly withdraw their demand for, or otherwise lose their rights to, appraisal of such shares in accordance with Section 262 of the DGCL, will be entitled to have their Common Shares appraised by the Delaware Court of Chancery and to receive payment in cash of the “fair value” of such shares, together with interest, if any, as determined by the Delaware Court of Chancery. In addition, if the Merger is consummated, the holders of record of shares of Series C Preferred Stock (for purposes of this description of appraisal rights only, “Preferred Shares,” and together with the Common Shares, for purposes of this description of appraisal rights only, “Shares”) who (i) follow the procedures set forth in Section 262 of the DGCL to properly demand appraisal, (ii) continuously hold their Preferred Shares from the date of making such demand through the Effective Time, (iii) do not thereafter validly withdraw their demand for, or otherwise lose their rights to, appraisal of such shares in accordance with Section 262 of the DGCL and (iv) have not otherwise waived their appraisal rights will similarly be entitled to a judicial appraisal of, and to receive in cash, the fair value of their Preferred Shares, together with interest, if any, as determined by the Delaware Court of Chancery.

The following discussion is not a complete statement of the law pertaining to appraisal rights under the DGCL and is qualified in its entirety by the full text of Section 262 of the DGCL, which is attached to this Schedule 14D-9 as Annex II and is incorporated by reference herein. All references in Section 262 of the DGCL and in this summary to a “stockholder” or “holder of Shares” are to the record holder of Shares. A person having a beneficial interest in Shares held of record in the name of another person, such as a broker or nominee, and who wishes to demand appraisal rights, must act promptly to cause the record holder to follow the steps summarized below properly and in a timely manner to perfect appraisal rights. Stockholders should carefully review the full text of Section 262 of the DGCL as well as the information discussed below. Stockholders should assume that La Jolla will take no action to perfect any appraisal rights of any stockholder.

The “fair value” of Shares as determined by the Delaware Court of Chancery could be based upon considerations other than, or in addition to, the consideration offered pursuant to the Merger Agreement and the market value of such Shares (if applicable). Stockholders should recognize that the value determined in an appraisal proceeding of the Delaware Court of Chancery could be higher or lower than, or the same as, the consideration offered pursuant to the Merger Agreement and that an investment banking opinion as to the fairness, from a financial point of view, of the consideration payable in a sale transaction, such as the Offer and the Merger, is not an opinion as to, and does not otherwise address, fair value under the DGCL. Moreover, Parent and La Jolla may argue in an appraisal proceeding that, for purposes of such proceeding, the “fair value” of such Shares is less than the consideration offered pursuant to the Merger Agreement.

Any stockholder who desires to exercise his, her or its appraisal rights should review carefully Section 262 of the DGCL and is urged to consult his, her or its legal advisor before electing or attempting to exercise such rights.

Under Section 262 of the DGCL, if a merger is approved under Section 251(h) of the DGCL, either a constituent corporation before the effective date of the merger, or the surviving corporation within ten (10) days thereafter, must notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of Section 262 of the DGCL. THIS SCHEDULE 14D-9 CONSTITUTES THE FORMAL NOTICE OF APPRAISAL RIGHTS UNDER SECTION 262 OF THE DGCL AND A COPY OF THE FULL TEXT OF SECTION 262 OF THE DGCL IS ATTACHED HERETO AS ANNEX II. FAILURE TO FOLLOW THE STEPS REQUIRED BY SECTION 262 OF THE DGCL FOR EXERCISING AND PERFECTING APPRAISAL RIGHTS WILL RESULT IN THE LOSS OF SUCH RIGHTS. Because this Schedule 14D-9 does not provide notice of the effective date of the Merger, prior to or within 10 days after the effective date of the Merger, La Jolla will send a subsequent notice notifying stockholders of the effective date of the Merger in accordance with Section 262; provided that if this subsequent notice is sent later than the later of the consummation of the Offer and 20 days after this Schedule 14D-9 is mailed to stockholders, it will only be sent to stockholders who are entitled to appraisal rights and who have demanded an appraisal of such stockholders’ Shares in accordance with Section 262.

Stockholders wishing to exercise the right to seek an appraisal of their Shares under Section 262 of the DGCL must, in addition to the other requirements set forth in Section 262 of the DGCL, do ALL of the following:

•

the stockholder must, within the later of the consummation of the Offer and twenty (20) days after the mailing of the Schedule 14D-9 (which date of mailing is July 25, 2022), deliver to La Jolla at the address indicated below a written demand for appraisal of their Shares, which demand must reasonably inform La Jolla of the identity of the stockholder and that the stockholder is demanding appraisal;

•	the stockholder (if a holder of Common Shares) must not tender his, her or its Common Shares pursuant to the Offer; and

•	the stockholder must continuously hold of record Shares from the date on which the written demand for appraisal is made through the Effective Time.

Any stockholder who sells Common Shares in the Offer will not be entitled to exercise appraisal rights with respect thereto but rather will receive the Offer Price, subject to the terms and conditions of the Merger Agreement, as well as the Offer to Purchase and related Letter of Transmittal, as applicable.

A demand cannot be made by a beneficial owner if he, she or it is not the record holder of Shares. A demand for appraisal must be executed by or for the stockholder of record. The demand should set forth, fully and correctly, the record stockholder’s name as it appears on the records of La Jolla (whether Shares are registered in book entry or represented by physical stock certificate(s)). The demand must reasonably inform La Jolla of the identity of the stockholder and state that the stockholder intends to demand appraisal of his, her or its Shares.

If Shares are owned of record in the name of another person, such as a broker, fiduciary (such as a trustee, guardian or custodian), depositary or other nominee, the beneficial owners must act promptly to cause the record holder to follow the steps described herein properly and in a timely manner to perfect appraisal rights. If Shares are owned of record by more than one person, as in a joint tenancy or tenancy in common, the demand must be executed by or for all joint owners. An authorized agent, including an agent of two or more joint owners, may execute a demand for appraisal for a holder of record; however, such agent must identify the record owner or owners and expressly disclose the fact that, in executing the demand, the agent is acting as agent for such owner or owners. A record holder, such as a broker, fiduciary, depositary or other nominee, who holds Shares as a nominee for others, may exercise appraisal rights with respect to Shares held for all or less than all beneficial owners of Shares as to which such person is the record owner; in such case, however, the written demand must set forth the number of Shares covered by the demand. Where the number of Shares is not expressly stated, the demand will be presumed to cover all Shares that are held in the name of the record owner. STOCKHOLDERS WHO HOLD THEIR SHARES IN BROKERAGE ACCOUNTS OR OTHER NOMINEE FORMS, AND WHO WISH TO EXERCISE APPRAISAL RIGHTS, SHOULD CONSULT WITH THEIR BROKERS OR OTHER NOMINEES TO DETERMINE THE APPROPRIATE PROCEDURES FOR THE NOMINEE HOLDER TO MAKE A DEMAND FOR APPRAISAL OF THOSE SHARES. A PERSON HAVING A BENEFICIAL INTEREST IN SHARES HELD OF RECORD IN THE NAME OF ANOTHER PERSON, SUCH AS A BROKER OR NOMINEE, MUST ACT PROMPTLY TO CAUSE THE RECORD HOLDER TO FOLLOW PROPERLY AND IN A TIMELY MANNER THE STEPS NECESSARY TO PERFECT APPRAISAL RIGHTS. IF A STOCKHOLDER HOLDS HIS, HER OR ITS SHARES THROUGH A BROKER WHO IN TURN HOLDS THE STOCKHOLDER’S SHARES THROUGH A CENTRAL SECURITIES DEPOSITORY NOMINEE SUCH AS CEDE & CO., A DEMAND FOR APPRAISAL OF SUCH SHARES MUST BE MADE BY OR ON BEHALF OF THE DEPOSITORY NOMINEE AND MUST IDENTIFY THE DEPOSITORY NOMINEE AS RECORD HOLDER.

A stockholder who elects to exercise appraisal rights under Section 262 of the DGCL should mail or deliver a written demand for appraisal to:

La Jolla Pharmaceutical Company

201 Jones Road, Suite 400

Waltham, Massachusetts 02451

Attn: Larry Edwards, Director, President and Chief Executive Officer

Within one hundred twenty (120) days after the Effective Time, but not thereafter, the Surviving Corporation or any stockholder who has complied with the requirements of Section 262 of the DGCL and who is otherwise entitled to appraisal rights may file a petition in the Delaware Court of Chancery, with a copy served upon the Surviving Corporation in the case of a petition filed by a stockholder, demanding a determination of the “fair value” of the Shares held by all dissenting stockholders. A person who is the beneficial owner of Shares held in a voting trust or by a nominee on behalf of such person may, in such person’s own name, file the petition described in the previous sentence. The Surviving Corporation is under no obligation to file any such petition and has no intention of doing so and holders of Shares should not assume that the Surviving Corporation will file such petition or that it will initiate any negotiations with respect to the fair value of the Shares. If no petition for appraisal is filed, in the Delaware Court of Chancery within one hundred twenty (120) days after the Effective Time, stockholders’ rights to appraisal shall cease, and all holders of Shares will be entitled to receive the consideration offered pursuant to the Merger Agreement.

Accordingly, it is the obligation of the stockholders who desire to have their Shares appraised to initiate all necessary action for the perfection of their appraisal rights within the time periods and in the manner prescribed in Section 262 of the DGCL.

Within one hundred twenty (120) days after the Effective Time, any stockholder who has complied with the provisions of Section 262 of the DGCL to that point in time will be entitled to receive from the Surviving Corporation, upon request given in writing, a statement setting forth the aggregate number of (i) Common Shares that were the subject of, and were not tendered into and accepted for purchase in, the Offer, and (ii) any Preferred Shares, and, in each case, with respect to which the Surviving Corporation has received demands for appraisal, and the aggregate number of holders of those Shares. A person who is the beneficial owner of Shares held in a voting trust or by a nominee on behalf of such person may, in such person’s own name, request from the Surviving Corporation the statement described in the previous sentence. The Surviving Corporation must provide the statement described in this paragraph to the stockholder within the later of ten (10) days of receipt of the request by the Surviving Corporation or ten (10) days after expiration of the period for delivery of demands for appraisal.

If a petition for appraisal is duly filed by a stockholder and a copy of the petition is served on the Surviving Corporation, the Surviving Corporation will then be obligated, within twenty (20) days after receiving service of a copy of the petition, to file in the office of the Delaware Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded an appraisal of their Shares and with whom agreements as to the value of their Shares have not been reached by the Surviving Corporation. The Delaware Court of Chancery may order that the Register in Chancery to give notice of the time and place fixed for the hearing on the petition by registered or certified mail to the Surviving Corporation and all stockholders shown on the list at the addresses therein stated. Such notice will also be given by one or more publications at least one week before the day of the hearing in a newspaper of general circulation published in the City of Wilmington, Delaware, or in another publication deemed advisable by the Delaware Court of Chancery. The costs relating to these notices will be borne by the Surviving Corporation.

If a hearing on the petition is held, the Delaware Court of Chancery is empowered to determine those stockholders who have complied with Section 262 of the DGCL and who are entitled to the appraisal of their Shares. The Delaware Court of Chancery may require the stockholders demanding appraisal who hold certificated Shares to submit their stock certificates to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings. If any stockholder fails to comply with the court’s direction, the court may dismiss the proceeding as to that stockholder. Accordingly, stockholders are cautioned to retain their Share certificates pending resolution of the appraisal proceedings. Upon application by the Surviving Corporation or by any stockholder entitled to participate in the appraisal proceeding, the Delaware Court of Chancery may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal.

After determination of the stockholders entitled to appraisal of their Shares, the appraisal proceeding will be conducted in accordance with the rules of the Delaware Court of Chancery. Through such proceedings, the Delaware Court of Chancery will determine the “fair value” of Shares as of the Effective Time, exclusive of any element of value arising from the accomplishment or expectation of the Merger, but together with the interest, if any, to be paid on the amount determined to be the “fair value.” Such interest shall accrue from the Effective Time through the date of payment of the judgment, compounded quarterly, at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the Effective Time and the date of payment of the judgment, unless the Delaware Court of Chancery in its discretion determines otherwise for good cause shown. At any time before the entry of judgment in the proceedings, the Surviving Corporation may pay to each stockholder entitled to appraisal an amount in cash, in which case interest shall accrue thereafter only upon the sum of: (a) the difference, if any, between the amount so paid and the fair value of Shares as determined by the Delaware Court of Chancery; and (b) interest theretofore accrued, unless paid at that time. The Surviving Corporation is under no obligation to make such voluntary cash payment prior to such entry of judgment. In determining the fair value of Shares, the Delaware Court of Chancery is required to take into account all relevant factors. The Delaware Court of Chancery must dismiss the proceedings as to all holders of Common Shares who are otherwise entitled to appraisal rights, unless: (i) the total number of Common Shares entitled to appraisal exceeds 1% of the sum of the outstanding Common Shares; or (ii) the value of the consideration provided in the Merger for such total number of Common Shares exceeds $1 million.

In Weinberger v. UOP, Inc., the Delaware Supreme Court discussed the factors that could be considered in determining “fair value” in an appraisal proceeding, stating that “proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court” should be considered and that “[f]air price obviously requires consideration of all relevant factors involving the value of a company.” The Delaware Supreme Court has stated that, in making this determination of fair value, the court must consider market value, asset value, dividends, earnings prospects, the nature of the enterprise and any other facts that could be ascertained as of the date of the merger that throw any light on future prospects of the merged corporation. Section 262 of the DGCL provides that “fair value” is to be “exclusive of any element of value arising from the accomplishment or expectation of the merger.” In Cede & Co. v. Technicolor, Inc., the Delaware Supreme Court stated that such exclusion is a “narrow exclusion [that] does not encompass known elements of value,” but which rather applies only to the speculative elements of value arising from such accomplishment or expectation. In Weinberger, the Delaware Supreme Court construed Section 262 of the DGCL to mean that “elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the merger and not the product of speculation, may be considered.” The Delaware Court of Chancery may determine the “fair value” of Shares to be more than, less than or equal to the consideration offered pursuant to the Merger Agreement.

The Delaware Court of Chancery may determine the costs of the appraisal proceeding (which do not include attorneys’ fees or the fees and expenses of experts), and those costs may be taxed upon the parties as the Delaware Court of Chancery determines to be equitable under the circumstances. Upon application of a stockholder, the Delaware Court of Chancery may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorneys’ fees and the fees and expenses of experts, to be charged pro rata against the value of all Shares entitled to appraisal. Determinations by the Delaware Court of Chancery are subject to appellate review by the Delaware Supreme Court.

Any stockholder who has demanded an appraisal in compliance with Section 262 of the DGCL will not, after the Effective Time, be entitled to vote Shares subject to the demand for any purpose or be entitled to receive any dividends or other distributions on those Shares, except dividends or other distributions payable to holders of record of Shares as of a record date prior to the Effective Time.

If no petition for appraisal is filed within one hundred twenty (120) days after the Effective Time, or if a stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party delivers a written withdrawal of the stockholder’s demand for appraisal and an acceptance of the terms offered in the Merger within sixty (60) days after the Effective Time, then the right of the stockholder to appraisal will cease. Any attempt to withdraw a demand made more than sixty (60) days after the Effective Time will require the Surviving Corporation’s written approval. No appraisal proceeding in the Delaware Court of Chancery will be dismissed as to any stockholder without the approval of the Delaware Court of Chancery, and such approval may be conditioned on such terms as the Delaware Court of Chancery deems just; provided, however, that any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party may withdraw his, her or its demand for appraisal and accept the consideration offered pursuant to the Merger Agreement within sixty (60) days after the Effective Time. If any stockholder who demands appraisal of Shares under Section 262 of the DGCL fails to perfect, forfeits, successfully withdraws or loses the appraisal right, the stockholder’s Shares will be converted into the right to receive the consideration offered pursuant to the terms of the Merger Agreement.

The foregoing summary of appraisal rights under Delaware law does not purport to be a complete statement of the procedures to be followed by La Jolla’s stockholders desiring to exercise any appraisal rights available thereunder and is qualified in its entirety by reference to Section 262 of the DGCL. The proper exercise of appraisal rights requires strict adherence to the applicable provisions of the DGCL. A copy of Section 262 of the DGCL is included as Annex II to this Schedule 14D-9. To the extent that there are any inconsistencies between the foregoing summary and Section 262 of the DGCL, Section 262 of the DGCL will control.

FAILURE TO FOLLOW THE STEPS REQUIRED BY SECTION 262 OF THE DGCL FOR DEMANDING AND PERFECTING APPRAISAL RIGHTS WILL RESULT IN THE LOSS OF APPRAISAL RIGHTS. IN THAT EVENT, YOU WILL BE ENTITLED TO RECEIVE THE CONSIDERATION DESCRIBED IN THE MERGER AGREEMENT FOR YOUR SHARES IN ACCORDANCE WITH THE MERGER AGREEMENT. IN VIEW OF THE COMPLEXITY OF THE PROVISIONS OF SECTION 262 OF THE DGCL, IF YOU ARE A HOLDER OF SHARES AND ARE CONSIDERING EXERCISING AND PERFECTING YOUR APPRAISAL RIGHTS UNDER THE DGCL, YOU SHOULD CONSULT YOUR OWN LEGAL ADVISOR.

Annual and Quarterly Reports

For additional information regarding the business and the financial results of La Jolla, please see La Jolla’s Annual Report on Form 10-K for the calendar year ended December 31, 2021, filed with the SEC on March 9, 2022, as amended by Amendment No. 1 on Form 10-K/A, filed with the SEC on May 2, 2022 and the Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2022, filed with the SEC on May 16, 2022.

Legal Proceedings

There is no pending litigation that we are aware of challenging the Offer, the Merger or the other Transactions.

Antitrust Compliance

Under the HSR Act, and related rules and regulations issued by the Federal Trade Commission (the “FTC”), certain transactions may not be consummated until certain information and documentary materials have been furnished for review to the FTC and the Antitrust Division of the U.S. Department of Justice (the “Antitrust Division”) and certain waiting period requirements have been satisfied. These requirements apply to Parent by virtue of Purchaser’s acquisition of the Shares in the Offer (and the Merger).

Under the HSR Act, the purchase of Shares in the Offer may not be completed until the expiration of the relevant waiting period following the filing of certain required information and documentary material concerning the Offer (and the Merger) with the FTC and the Antitrust Division, unless the waiting period is earlier terminated by the FTC. The parties agreed in the Merger Agreement to file such Premerger Notification and Report Forms under the HSR Act with the FTC and the Antitrust Division in connection with the purchase of Shares in the Offer as promptly as reasonably practicable after the date of the Merger Agreement. La Jolla and Parent will file their respective Premerger Notification and Report Forms with the FTC and the Antitrust Division shortly after the filing of this Schedule 14D-9. Under the HSR Act, the required waiting period will expire at 11:59 p.m., Eastern Time on the date that is 15 days after the filing of the Premerger Notification and Report Forms unless earlier terminated by the FTC or Parent receives a request for additional information or documentary material (“Second Request”) from either the FTC or the Antitrust Division prior to that time. If a Second Request issues, the waiting period with respect to the Offer would be extended for an additional period of ten calendar days following the date of Parent’s substantial compliance with that request. The FTC may terminate the additional ten-day waiting period before its expiration. If either the 15-day or ten-day waiting period expires on a Saturday, Sunday or federal holiday, then the period is extended until 11:59 p.m. of the next day that is not a Saturday, Sunday or federal holiday. Only one additional waiting period pursuant to a Second Request is authorized by the HSR Act. After that time, the timing of the purchase of Shares in the Offer could be delayed only by court order or with Parent’s and La Jolla’s consent. It is also possible that Parent and La Jolla could enter into a timing agreement with the FTC or the Antitrust Division that could affect the timing of the purchase of Shares in the Offer. Complying with a Second Request can take a significant period of time. Although La Jolla is also required to file certain information and documentary material with the FTC and the Antitrust Division in connection with the Offer, neither La Jolla’s failure to make its filing nor failure to comply with its own Second Request in a timely manner will change the waiting period with respect to the purchase of Shares in the Offer.

The FTC and the Antitrust Division frequently scrutinize the legality under the U.S. antitrust laws of transactions, such as Purchaser’s acquisition of Shares in the Offer (and the Merger). At any time before or after

Purchaser’s purchase of Shares in the Offer (and the Merger), the FTC or the Antitrust Division could take any action under the antitrust laws that it either considers necessary or desirable in the public interest, including seeking to enjoin the purchase of Shares in the Offer (and the Merger), the divestiture of Shares purchased in the Offer and Merger or the divestiture of substantial assets of Parent, La Jolla or any of their respective subsidiaries or affiliates. At any time before or after the completion of the Offer and the Merger, and notwithstanding the termination or expiration of the waiting period under the HSR Act, any state may also bring legal action under federal and state antitrust laws and consumer protection laws as they deem necessary. Private parties also may bring legal actions under the antitrust laws under certain circumstances.

Parent and La Jolla also conduct business outside of the United States. However, based on a review of the information currently available relating to the countries and businesses in which Parent and La Jolla are engaged, La Jolla believes that no antitrust premerger notification filing is required outside the United States, and no approval of any non-U.S. antitrust authority is a condition to the consummation of the Offer or the Merger.

Based upon an examination of publicly available and other information relating to the businesses in which Parent is engaged, La Jolla believes that the acquisition of Shares in the Offer (and the Merger) should not violate applicable antitrust laws. Nevertheless, La Jolla cannot be certain that a challenge to the Offer (and the Merger) on antitrust grounds will not be made, or, if such challenge is made, what the result will be.

Regulatory Approvals

Parent and La Jolla are not currently aware of any material governmental consents, approvals or filings that are required prior to the parties’ completion of the Offer or the Merger other than filings under the HSR Act. If the parties become aware of any notices, reports and other documents required to filed with respect to the Offer of the Merger, Parent and Jolla have agreed to use reasonable best efforts to file, as soon as practicable, such notices, reports and other documents, and to submit promptly any information reasonably requested by any governmental entity in connection therewith.

Forward-Looking Statements

Any statements in this document regarding the proposed transaction between Parent and La Jolla, the expected timetable for completing the proposed transaction, future financial and operating results, benefits and synergies of the proposed transaction, future opportunities for the combined company and any other statements about La Jolla management’s future expectations, beliefs, goals, plans or prospectus constitute forward-looking statements. Any statements that are not statements of historical fact (including statements containing “believes,” “anticipates,” “plans,” “expects,” “may,” “will,” “would,” “intends,” “estimates,” and similar expressions), should also be considered to be forward-looking statements. There are a number of important factors that could cause actual results or events to differ materially from those indicated by such forward-looking statements, including: the risk that the proposed Offer and Merger may not be completed in a timely manner, or at all, which may adversely affect La Jolla’s business and the price of its common stock; risks as to the percentage of La Jolla’s stockholders tendering their shares in the Offer; the possibility that competing offers will be made; the failure to satisfy all of the closing conditions of the Offer and/or the Merger; the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement, the Offer and/or the other proposed transactions; the effect of the announcement or pendency of the Offer, Merger or other proposed transactions on La Jolla’s business, operating results, and relationships with customers, suppliers, competitors and others; risks that the Offer, Merger or other proposed transactions may disrupt La Jolla’s current plans and business operations; potential difficulties retaining employees as a result of the proposed transactions; risks related to the diverting of management’s attention from La Jolla’s ongoing business operations; the outcome of any legal proceedings that may be instituted against La Jolla related to the Merger Agreement, the Offer, the Merger or the other proposed transactions; risks relating to product development and commercialization, demand for La Jolla’s products and limited number of customers; risks associated with GIAPREZA® (angiotensin II) and XERAVA® (eravacycline) sales; risks related to operating costs; regulatory actions relating to La Jolla’s products by the U.S. FDA, European Commission, China National Medical Products Administration and/or other regulatory authorities; risks related to expected future cash flows of La Jolla, including upfront, milestone, royalty and other payments resulting from La Jolla’s out-license agreements and commercial supply agreements; concerns with or threats of, or the consequences of, pandemics, contagious diseases or health epidemics, including COVID-19; risks associated with competition and other risk factors discussed in the “Risk Factors” section of La Jolla’s Quarterly Report on Form 10-Q for the period ended March 31, 2022 filed with the SEC on May 16, 2022. Any forward-looking statements contained in this document speak only as of the date hereof, and La Jolla specifically disclaims any obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise.

ITEM 9.	EXHIBITS

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated July 25, 2022 (incorporated herein by reference to Exhibit (a)(1)(A) to the Schedule TO).

(a)(1)(B)	Form of Letter of Transmittal (incorporated herein by reference to Exhibit (a)(1)(B) to the Schedule TO).

(a)(1)(C)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated herein by reference to Exhibit (a)(1)(C) to the Schedule TO).

(a)(1)(D)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated herein by reference to Exhibit (a)(1)(D) to the Schedule TO).

(a)(1)(E)	Form of Summary Advertisement, published July 25, 2022 in the Wall Street Journal (incorporated herein by reference to Exhibit (a)(1)(E) to the Schedule TO).

(a)(1)(F)	Joint Press Release issued by La Jolla and Parent on July 11, 2022 (incorporated herein by reference to Exhibit 99.1 to the Form 8-K filed by La Jolla with the SEC on July 11, 2022).

(a)(1)(G)*	Letter to Stockholders of La Jolla, dated July 25, 2022, from Larry Edwards, Director, President and Chief Executive Officer of La Jolla.

(a)(5)(A)*	Opinion of Cowen and Company, LLC, dated July 10, 2022 (included in Annex I to this Schedule 14D-9).

(a)(5)(B)*	14(f) Information Statement.

(e)(1)	Agreement and Plan of Merger, dated July 10, 2022, among La Jolla, Innoviva and Purchaser (incorporated herein by reference to Exhibit 2.1 to the Form 8-K filed by La Jolla with the SEC on July 11, 2022).

(e)(2)	Support Agreement, dated July 10, 2022, by and among Innoviva, Purchaser and the stockholders named therein (incorporated herein by reference to Exhibit 10.1 to the Form 8-K filed by La Jolla with the SEC on July 11, 2022).

(e)(3)	Confidentiality Agreement, dated March 22, 2022, between La Jolla and Innoviva (incorporated herein by reference to Exhibit (d)(3) to the Schedule TO).

(e)(4)	La Jolla Pharmaceutical Company Amended and Restated 2013 Equity Incentive Plan (incorporated by reference to Exhibit 10.2 to Form 8-K12B filed with the SEC on November 2, 2021).

(e)(5)	La Jolla Pharmaceutical 2018 Employee Stock Purchase Plan (incorporated by reference to Exhibit 10.3 to Form 8-K12B filed with the SEC on November 2, 2021).

(e)(6)	Contingent Value Rights Agreement, dated as of July 17, 2020, between La Jolla Pharmaceutical Company and American Stock Transfer & Trust Company, LLC, as Rights Agent (incorporated by reference to Exhibit 10.1 to Form 8-K filed with the SEC on July 29, 2020).

(g)	Not applicable

*	Filed herewith.

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 25, 2022

La Jolla Pharmaceutical Company

By:	/s/ Larry Edwards
Larry Edwards
Director, President and Chief Executive Officer

ANNEX I

Opinion of Cowen and Company, LLC

July 10, 2022

Board of Directors

La Jolla Pharmaceutical Company

4550 Towne Centre Court

San Diego, California 92121

Members of the Board:

In your capacity as members of the Board of Directors (the “Board of Directors”) of La Jolla Pharmaceutical Company (the “Company”), you have requested our opinion (the “Opinion”), as investment bankers, as to the fairness, from a financial point of view, to the holders of the common stock, par value $0.0001 per share, of the Company (the “Common Stock”) of the Consideration (as defined below) to be received by such stockholders of the Company in the Tender Offer (as defined below) (solely with respect to the Consideration to be received for such stockholders’ Common Stock, and not with respect to any consideration to be received for any Series C Preferred Stock) pursuant to the terms of that certain Agreement and Plan of Merger, to be dated as of July 10, 2022 (the “Agreement”), to be entered into by and among Innoviva, Inc. (“Acquirer”), Innoviva Acquisition Sub, Inc., a wholly-owned subsidiary of Acquirer (“Purchaser”), and the Company.

As more specifically set forth in the Agreement, and subject to the terms, conditions and adjustments set forth in the Agreement, (a) Purchaser will commence a tender offer (the “Tender Offer”), pursuant to the Securities Exchange Act of 1934, as amended (the “Exchange Act”), to acquire all of the outstanding shares of Common Stock, other than the shares of Common Stock held immediately prior to the Effective Time (as defined in the Agreement) by (i) the Company or any wholly-owned subsidiary of the Company (or held in the Company’s treasury) or (ii) Acquirer, Purchaser or any other wholly-owned subsidiary of Acquirer (collectively, the “Excluded Shares”), at a price equal to $6.23 per share of Common Stock, net to the seller in cash, without interest (the “Consideration”), and (b), following completion of the Tender Offer, Purchaser will be merged with and into the Company (the “Merger” and, together with the Tender Offer and the other transactions contemplated by the Agreement, the “Transaction”), as a result of which (i) the separate existence of Purchaser will cease, and the Company will continue as the surviving corporation in the Merger and a wholly owned subsidiary of Acquirer, (ii) each share of Common Stock issued and outstanding immediately prior to the Effective Time (other than Excluded Shares and Dissenting Common Shares (as defined in the Agreement)) will be converted into the right to receive the Consideration, and (iii) each share of Series C-1 Preferred Stock, par value $0.0001 per share, of the Company (the “Series C Preferred Stock”) issued and outstanding as of immediately prior to the Effective Time (other than (A) shares of Series C Preferred Stock held immediately prior to the Effective Time by (1) the Company or any wholly-owned subsidiary of the Company (or held in the Company’s treasury) or (2) Acquirer, Purchaser or any other wholly-owned subsidiary of Acquirer, and (B) Dissenting Preferred Shares (as defined in the Agreement)) will be converted into the right to receive a cash sum equal to 1,724.04 times the Consideration.

Cowen and Company, LLC (“we” or “Cowen”), as part of its investment banking business, is continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. In the ordinary course of our business, we and our affiliates may actively trade the securities of the Company and Acquirer and/or their respective affiliates for our own account

Cowen and Company, LLC

599 Lexington Avenue, 20th Floor

New York, NY 10022

T 646 562 1010

www.cowen.com

and for the accounts of our customers and, accordingly, may at any time hold a long or short position in such securities.

We are acting as exclusive financial advisor to the Company in connection with the Transaction and will receive a fee from the Company for our services, a portion of which is payable for providing this Opinion, and a significant portion of which is contingent upon the consummation of the Transaction. In addition, the Company has agreed to reimburse our reasonable and documented expenses and indemnify us for certain liabilities that may arise out of our engagement. In the two years preceding the date of this Opinion, certain entities managed by Healthcare Royalty Management, LLC (“HCR”), an affiliate of Cowen, received royalty payments on worldwide net sales of GIAPREZA from a wholly-owned subsidiary of the Company pursuant to that certain revenue interest agreement, dated as of May 10, 2018, between HCR and such subsidiary of the Company. In the two years preceding the date of this Opinion, Cowen has not performed any commercial or investment banking services for Acquirer for which Cowen has received compensation. Cowen and its affiliates may in the future provide commercial and investment banking services to the Company and Acquirer, and may receive fees for the rendering of such services.

In connection with our Opinion, we have reviewed and considered such financial and other matters as we have deemed relevant, including, among other things:

•	the execution version of the Agreement dated July 10, 2022;

•	certain publicly available financial and other information for the Company and certain other relevant financial and operating data furnished to Cowen by management of the Company;

•	certain internal financial analyses, financial forecasts (the “Company Forecasts”), reports and other information concerning the Company prepared by the management of the Company;

•	consensus estimates and financial projections in Wall Street analyst reports (together, “Wall Street Projections”) for the Company;

•

discussions we have had with certain members of the management of the Company concerning the historical and current business operations, financial condition and prospects of the Company and such other matters we deemed relevant;

•	certain operating results of the Company as compared to the operating results of certain publicly traded companies we deemed relevant;

•	certain financial and stock market information for the Company as compared with similar information for certain publicly traded companies we deemed relevant;

•	certain financial terms of the Transaction as compared to the financial terms of certain selected business combinations we deemed relevant; and

•	such other information, financial studies, analyses and investigations and such other factors that we deemed relevant for the purposes of this Opinion.

In conducting our review and arriving at our Opinion, we have, with your consent, assumed and relied, without independent investigation, upon the accuracy and completeness of all financial and other information provided to us by the Company or which is publicly available or was otherwise reviewed by us. We have not undertaken any responsibility for the accuracy, completeness or reasonableness of, or independent verification of, such information. We have relied upon, without independent verifications, the assessment of the management of the Company as to the existing products and services of the Company and the viability of, and risks associated with, the future products and services of the Company. In addition, we have not conducted nor have assumed any obligation to conduct any physical inspection of the properties or facilities of the Company. We have further

2

relied upon the Company’s representation that all information provided to us by the Company is accurate and complete in all material respects. We have, with your consent, assumed that the Company Forecasts were reasonably prepared by the management of the Company on bases reflecting the best currently available estimates and good faith judgments of such management as to the future performance of the Company, and that such Company Forecasts, and the Wall Street Projections utilized in our analyses, provide a reasonable basis for our Opinion. We express no opinion as to the Company Forecasts, the Wall Street Projections or the assumptions on which they were made. We expressly disclaim any undertaking or obligation to advise any person of any change in any fact or matter affecting our Opinion of which we become aware of after the date hereof.

We assumed that there were no material changes in the assets, liabilities, financial condition, results of operations, business or prospects of the Company since the date of the last financial statements made available to us. We have not made or obtained any independent evaluations, valuations or appraisals of the assets or liabilities of the Company, nor have we been furnished with such materials. In addition, we have not evaluated the solvency or fair value of the Company, Acquirer or Purchaser under any state or federal laws relating to bankruptcy, insolvency or similar matters. Our Opinion does not address any legal, tax, accounting or regulatory matters related to the Agreement or the Transaction, as to which we have assumed that the Company and the Board of Directors of the Company have received such advice from legal, tax, accounting and regulatory advisors as each has determined appropriate. Our Opinion addresses only the fairness of the Consideration, from a financial point of view to the stockholders of the Company (solely with respect to the Consideration to be received for such stockholders’ Common Stock, and not with respect to any consideration to be received for any Series C Preferred Stock). We express no view as to any other aspect or implication of the Transaction or any other agreement, arrangement or understanding entered into in connection with the Transaction or otherwise. Our Opinion is necessarily based upon economic and market conditions and other circumstances as they exist and can be evaluated by us on the date hereof. It should be understood that although subsequent developments may affect our Opinion, we do not have any obligation to update, revise or reaffirm our Opinion and we expressly disclaim any responsibility to do so.

We have not considered any potential legislative or regulatory changes currently being considered or recently enacted by the United States or any foreign government, or any domestic or foreign regulatory body, or any changes in accounting methods or generally accepted accounting principles that may be adopted by the Securities and Exchange Commission, the Financial Accounting Standards Board, or any similar foreign regulatory body or board.

For purposes of rendering our Opinion we have assumed in all respects material to our analysis, that the representations and warranties of each party contained in the Agreement are true and correct, that each party will perform all of the covenants and agreements required to be performed by it under the Agreement and that all conditions to the consummation of the Transaction will be satisfied without waiver thereof. We have also assumed that all governmental, regulatory and other consents and approvals contemplated by the Agreement will be obtained. We have assumed that the Transaction will be consummated in a manner that complies with the applicable provisions of the Securities Act of 1933, as amended, the Exchange Act, and all other applicable state or federal statutes, rules and regulations.

It is understood that our Opinion is intended for the benefit and use of the Board of Directors of the Company in its consideration of the financial terms of the Transaction. Our Opinion should not be disclosed, referred to, or communicated (in whole or in part) to any third party for any purpose whatsoever except with our prior written approval. However, our Opinion may be reproduced in full in disclosure documents relating to the Transaction which the Company is required to file under the Exchange Act. Our Opinion does not constitute a recommendation to any stockholder or any other person as to whether such person should tender his or her shares of the Common Stock in the Tender Offer or to take any other action in connection with the Transaction or

3

otherwise. We have not been requested to opine as to, and our Opinion does not in any manner address, the Company’s underlying business decision to effect the Transaction or the relative merits of the Transaction as compared to other business strategies or transactions that might be available to the Company. Additionally, we were not engaged to be involved in any determinations of the Board of Directors, or the Company’s management to pursue strategic alternatives. In addition, we have not been requested to opine as to, and our Opinion does not in any manner address, (i) any consideration to be received by any holder of Series C Preferred Stock, solely in its capacity as a holder of Series C Preferred Stock, (ii) the fairness of the amount or nature of the compensation to any of the Company’s officers, directors or employees, or class of such persons, relative to the compensation to the public stockholders of the Company, or (iii) whether the Acquirer or Purchaser has sufficient cash, available lines of credit or other sources of funds to enable it to pay the Consideration at the closing of the Transaction.

This Opinion was reviewed and approved by Cowen’s Fairness Opinion Review Committee.

Based upon and subject to the foregoing, including the various assumptions and limitations set forth herein, it is our opinion that, as of the date hereof, the Consideration to be received by the holders of Common Stock in the Tender Offer (solely with respect to the Consideration to be received for such stockholders’ Common Stock, and not with respect to any consideration to be received for any Series C Preferred Stock) is fair, from a financial point of view, to such stockholders of the Company.

Very truly yours,

/s/ Cowen and Company, LLC

Cowen and Company, LLC

4

ANNEX II

Section 262 of the General Corporation Law of the State of Delaware

§ 262 Appraisal rights

(a)

Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in 1 or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

(b)

Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title), § 252, § 254, § 255, § 256, § 257, § 258, § 263 or § 264 of this title:

(1)

Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders to act upon the agreement of merger or consolidation (or, in the case of a merger pursuant to § 251(h), as of immediately prior to the execution of the agreement of merger), were either: (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in § 251(f) of this title.

(2)

Notwithstanding paragraph (b)(1) of this section, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 255, 256, 257, 258, 263 and 264 of this title to accept for such stock anything except:

a.	Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

b.

Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 holders;

c.	Cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a. and b. of this section; or

d.

Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a., b. and c. of this section.

(3)

In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 253 or § 267 of this title is not owned by the parent immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(4)	[Repealed.]

(c)

Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the provisions of this section, including those set forth in subsections (d),(e), and (g) of this section, shall apply as nearly as is practicable.

(d)	Appraisal rights shall be perfected as follows:

(1)

If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting (or such members who received notice in accordance with § 255(c) of this title) with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) of this section that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares; provided that a demand may be delivered to the corporation by electronic transmission if directed to an information processing system (if any) expressly designated for that purpose in such notice. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

(2)

If the merger or consolidation was approved pursuant to § 228, § 251(h), § 253, or § 267 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of giving such notice or, in the case of a merger approved pursuant to § 251(h) of this title, within the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days after the date of giving such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares; provided that a demand may be delivered to the corporation by electronic transmission if directed to an information processing system (if any) expressly designated for that purpose in such notice. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice or, in the case of a merger approved pursuant to § 251(h) of this title, later than the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

(e)

Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) of this section hereof and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) of this section hereof, upon request given in writing (or by electronic transmission directed to an information processing system (if any) expressly designated for that purpose in the notice of appraisal), shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation (or, in the case of a merger approved pursuant to § 251(h) of this title, the aggregate number of shares (other than any excluded stock (as defined in § 251(h)(6)d. of this title)) that were the subject of, and were not tendered into, and accepted for purchase or exchange in, the offer referred to in § 251(h)(2)), and, in either case, with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such statement shall be given to the stockholder within 10 days after such stockholder’s request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section hereof, whichever is later. Notwithstanding subsection (a) of this section, a person who is the beneficial owner of shares of such stock held either in a voting trust or by a nominee on behalf of such person may, in such person’s own name, file a petition or request from the corporation the statement described in this subsection.

(f)

Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation

(g)

At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder. If immediately before the merger or consolidation the shares of the class or series of stock of the constituent corporation as to which appraisal rights are available were listed on a national securities exchange, the Court shall dismiss the proceedings as to all holders of such shares who are otherwise entitled to appraisal rights unless (1) the total number of shares entitled to appraisal exceeds 1% of the outstanding shares of the class or series eligible for appraisal, (2) the value of the consideration provided in the merger or consolidation for such total number of shares exceeds $1 million, or (3) the merger was approved pursuant to § 253 or § 267 of this title.

(h)

After the Court determines the stockholders entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, and except as provided in this subsection, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. At any time before the entry of judgment in the proceedings, the surviving corporation may pay to each stockholder entitled to appraisal an amount in cash, in which case interest shall accrue thereafter as provided herein only upon the sum of (1) the difference, if any, between the amount so paid and the fair value of the shares as determined by the Court, and (2) interest theretofore accrued, unless paid at that time. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

(i)

The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

(j)

The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

(k)

From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just; provided, however that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation within 60 days after the effective date of the merger or consolidation, as set forth in subsection (e) of this section.

(l)

The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.